# Dreyfus Cash Management Funds

**SEMIANNUAL REPORT** July 31, 2004

**Dreyfus Cash Management**

**Dreyfus Cash Management Plus, Inc.**

**Dreyfus Government Cash Management**

**Dreyfus Government Prime Cash Management**

**Dreyfus Treasury Cash Management**

**Dreyfus Treasury Prime Cash Management**

**Dreyfus Municipal Cash Management Plus**

**Dreyfus New York Municipal Cash Management**

**Dreyfus Tax Exempt Cash Management**



YOU, YOUR ADVISOR AND

**Dreyfus**
A MELLON FINANCIAL COMPANY℠

# Contents

## The Funds

## For More Information

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessar-
ily represent the views of Dreyfus or any other person in the Dreyfus
organization. Any such views are subject to change at any time based
upon market or other conditions and Dreyfus disclaims any responsi-
bility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio
are based on numerous factors, may not be relied on as an indication of
trading intent on behalf of any Dreyfus portfolio.

# The Funds



## LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present the semiannual report for Dreyfus Cash Management Funds (Taxable). For the six-month period ended July 31, 2004, the six Dreyfus Cash Management Funds (Taxable) produced the following annualized yields and annualized effective yields:[1]

| | Annualized Yield (%) | Annualized Effective Yield (%) |
|---|---|---|
| **Dreyfus Cash Management** | | |
| Institutional Shares | 0.92 | 0.93 |
| Investor Shares | 0.67 | 0.68 |
| Administrative Shares | 0.82 | 0.83 |
| Participant Shares | 0.53 | 0.53 |
| **Dreyfus Cash Management Plus, Inc.** | | |
| Institutional Shares | 0.98 | 0.98 |
| Investor Shares | 0.73 | 0.73 |
| Administrative Shares | 0.88 | 0.88 |
| Participant Shares | 0.58 | 0.58 |
| **Dreyfus Government Cash Management** | | |
| Institutional Shares | 0.92 | 0.93 |
| Investor Shares | 0.68 | 0.68 |
| Administrative Shares | 0.82 | 0.83 |
| Participant Shares | 0.53 | 0.53 |
| **Dreyfus Government Prime Cash Management** | | |
| Institutional Shares | 0.85 | 0.85 |
| Investor Shares | 0.60 | 0.60 |
| Administrative Shares | 0.75 | 0.75 |
| Participant Shares | 0.45 | 0.45 |
| **Dreyfus Treasury Cash Management** | | |
| Institutional Shares | 0.84 | 0.85 |
| Investor Shares | 0.60 | 0.60 |
| Administrative Shares | 0.75 | 0.75 |
| Participant Shares | 0.45 | 0.45 |
| **Dreyfus Treasury Prime Cash Management** | | |
| Institutional Shares | 0.85 | 0.85 |
| Investor Shares | 0.60 | 0.60 |
| Administrative Shares | 0.75 | 0.75 |
| Participant Shares | 0.45 | 0.45 |

## Economic and Market Environment

Despite signs of renewed economic strength at the beginning of the reporting period, money market yields remained anchored by the 1% federal funds rate and remained near historically low levels. While new economic data in February 2004 further confirmed that an economic recovery was well underway, the number of new jobs continued to disappoint. In addition, the consumer price index in February indicated that the core rate of inflation rose only 0.1%, reinforcing the perception that the Federal Reserve Board (the "Fed") still had a great deal of flexibility in the conduct of monetary policy. It was later revealed that U.S. economic growth expanded at a 4.4% annualized rate during the first quarter of 2004.

In early April 2004, however, the U.S. Department of Labor announced that the domestic economy had added 308,000 jobs in March, an unexpectedly strong report that fueled concerns that long–dormant inflationary pressures might finally have begun to resurface. As the month progressed, higher energy and commodity prices appeared to lend credence to that view. As a result, money market yields began to rise at the longer end of the maturity spectrum.

The Fed again left interest rates unchanged in May. However, unlike previous pronouncements, the Fed no longer indicated that it could be "patient" before raising rates, stating instead that future rate hikes were likely to be "measured." Soon after the Fed meeting, non-farm payroll data showing a second consecutive month of gains triggered a significant change in investor expectations, which shifted from the belief that interest rates were unlikely to rise in 2004 to anticipation that the Fed might begin to tighten monetary policy as early as June. Indeed, the Fed raised the federal funds rate by 25 basis points to 1.25% on June 30. Most investors had anticipated the Fed's move; therefore, the money markets already reflected the impact of the increase.

In its June 30 statement, the Fed noted that "policy accommodation can be removed at a pace that is likely to be measured" but that it was prepared to "respond to changes in economic prospects as needed to fulfill its obligation to maintain price stability." Consequently, most analysts believed that the June 30 rate hike was the first in a series of increases designed to forestall inflationary pressures without derailing the economic recovery. This view was reinforced when it was later estimated that the U.S. economy grew at an annualized 3.0% rate during the second quarter of 2004, in spite of headwinds resulting from higher energy prices and ongoing terrorism fears.

However, the economy appeared to hit a "soft patch" in July. Consumer spending waned as 2003's income tax cuts and low mortgage refinancing rates became a thing of the past. Employment numbers released in July also disappointed, with fewer jobs created in the previous month than many analysts expected. Nonetheless, most investors continued to believe that the Fed would increase the federal funds rate at their meeting in August, and money market yields reflected those expectations. Indeed, 10 days after the end of the reporting period, the Fed raised short-term rates by another 25 basis points to 1.5%.

### Portfolio Focus

Early in the reporting period, we generally maintained the funds' weighted average maturities in ranges that were longer than those of their peer groups. In the

spring, however, when inflationary pressures became more apparent and investors revised their expectations regarding the timing of interest-rate increases, we began to adopt a more defensive posture, allowing the funds' weighted average maturities to fall toward more neutral positions. Accordingly, to give us flexibility to take advantage of higher yields should they arise, we generally have limited new investments to money market securities with relatively shorter maturities. Of course, we are prepared to alter the funds' positions as market conditions evolve.

Sincerely,

Patricia A. Larkin
Senior Portfolio Manager

August 16, 2004
New York, N.Y.

---

[1]  *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in each fund is not insured or guaranteed by the FDIC or the U.S. government. Although each fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the funds.*



# LETTER TO SHAREHOLDERS

Dear Shareholder:

We present the semiannual report for Dreyfus Cash Management Funds (Tax Exempt). For the six-month period ended July 31, 2004, the three tax-exempt money market portfolios that comprise Dreyfus Cash Management Funds (Tax Exempt) produced the following annualized yields and annualized effective yields:[1]

|  | Annualized Yield (%) | Annualized Effective Yield (%) |
|---|---|---|
| **Dreyfus Municipal Cash Management Plus** | | |
| Institutional Shares | 0.88 | 0.88 |
| Investor Shares | 0.63 | 0.63 |
| Administrative Shares | 0.78 | 0.78 |
| Participant Shares | 0.48 | 0.48 |
| **Dreyfus N.Y. Municipal Cash Management** | | |
| Institutional Shares | 0.84 | 0.84 |
| Investor Shares | 0.59 | 0.59 |
| Administrative Shares | 0.74 | 0.74 |
| Participant Shares | 0.44 | 0.44 |
| **Dreyfus Tax Exempt Cash Management** | | |
| Institutional Shares | 0.87 | 0.87 |
| Investor Shares | 0.62 | 0.62 |
| Administrative Shares | 0.77 | 0.77 |
| Participant Shares | 0.47 | 0.47 |

## Economic and Market Environment

Despite a sustained economic recovery, tax-exempt money market yields remained near historical lows when the reporting period began. During the first quarter of 2004, yields of money market securities remained anchored by the 1% federal funds rate and were relatively stable, even as longer-term bonds experienced heightened market volatility. In fact, at the time, the Federal Reserve Board ("the Fed") had repeatedly affirmed its commitment to an accommodative monetary policy by stating that it intended to be "patient" in keeping interest rates low.

The economic environment and investor sentiment shifted in early April, when the U.S. Department of Labor released a report showing unexpectedly strong job growth. At the same time, oil and gas prices rose sharply as global demand for energy increased in the recovering economy. Faced with the potential inflationary pressures of higher commodity costs and a more robust job market, investors concluded that the Fed was likely to begin raising short-term interest rates sooner than they previously had expected. Indeed, as more evidence of economic strength accumulated in the spring, the Fed suggested that any future interest-rate increases were likely to be "measured." On June 30, the Fed implemented its first rate-hike in approximately four years, raising the overnight federal funds rate by 25 basis points to 1.25%. Money market yields began to rise, especially at the longer end of the maturity spectrum, even before the Fed announced the increase.

The tax-exempt money markets also were strongly influenced during the reporting period by their own supply-and-demand dynamics. Unlike 2003, when state and local governments were faced with declining tax revenues and increasingly turned to the tax-exempt money markets to balance their budgets, rising tax revenues in 2004 led to a reduction in the supply of new short-term municipal securities. However, demand for tax-exempt money market instruments remained strong and steady from fixed-income investors seeking to preserve capital in anticipation of rising interest rates. Demand for short-term, tax-exempt securities was further strengthened by non-traditional investors, such as corporations, hedge funds and insurance companies, who were attracted by tax-exempt yields that were high relative to taxable money market yields. At times during the reporting period, tax-exempt yields exceeded taxable yields.

In addition to the general market influences discussed above, Dreyfus New York Municipal Cash Management was affected by the improving fiscal condition of New York City and, to a lesser extent, New York state. A rallying stock market and higher levels of investment banking activity helped fuel a recovery on Wall Street, producing higher-than-expected tax revenues for state and city coffers. As a result, New York issuers generally had less need for short-term financing, and the supply of newly issued New York money market securities dropped compared to the same period one year earlier, putting downward pressure on yields.

## Portfolio Focus

The funds began the reporting period with weighted average maturities that were longer than industry averages. This position was designed to capture incrementally higher yields from fixed-rate instruments, including insured municipal bonds, notes and commercial paper with maturities in the three- to nine-month range.[2] To guard against the possibility that a disproportionate portion of the funds' holdings might mature during a time of unusually low reinvestment rates, we attempted to stagger the maturities of these holdings to construct a "laddered" portfolio in which holdings mature in stages.

Later in the reporting period, when it became clearer that the Fed was likely to begin raising short-term rates, we allowed the funds' weighted average maturities to move lower, toward the neutral range. In our view, shorter weighted average maturities were likely to give us greater flexibility to capture higher yields if and when they became available. To achieve this position, we reduced the funds' positions in municipal notes and commercial paper, and we increased the funds' holdings of variable-rate demand notes on which yields are reset weekly.

As of the end of the reporting period, demand for shorter-term instruments remained high as investors remained reluctant to purchase longer-term securities in a rising interest-rate environment. Strong demand, coupled with a reduced supply of newly issued securities, has helped keep tax-exempt yields relatively low at the shorter end of the maturity spectrum. Although higher yields were available among longer-term securities, we continued to believe that a cautious approach was warranted until the Fed's intentions became clearer.

Sincerely,

Colleen Meehan
Senior Portfolio Manager

August 16, 2004
New York, N.Y.

---

[1]  *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. For the national funds, income may be subject to state and local taxes. For the New York fund, income may be subject to state and local taxes for out-of-state residents. For each fund, some income may be subject to the federal alternative minimum tax (AMT). An investment in each fund is not insured or guaranteed by the FDIC or the U.S. government. Although each fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the funds.*

[2]  *Insurance on individual portfolio securities extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the funds' shares.*

# UNDERSTANDING YOUR FUND'S EXPENSES

July 31, 2004 (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from February 1, 2004 to July 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended July 31, 2004

| | Institutional Shares | Investor Shares | Administrative Shares | Participant Shares |
|---|---|---|---|---|
| **Dreyfus Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.24 | $ 1.49 | $ 2.99 |
| Ending value (after expenses) | $1,004.60 | $1,003.40 | $1,004.10 | $1,002.60 |
| **Dreyfus Cash Management Plus** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.24 | $ 1.50 | $ 2.99 |
| Ending value (after expenses) | $1,004.90 | $1,003.60 | $1,004.40 | $1,002.90 |
| **Dreyfus Government Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.24 | $ 1.49 | $ 2.99 |
| Ending value (after expenses) | $1,004.60 | $1,003.40 | $1,004.10 | $1,002.60 |
| **Dreyfus Government Prime Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.24 | $ 1.49 | $ 2.99 |
| Ending value (after expenses) | $1,004.20 | $1,003.00 | $1,003.70 | $1,002.20 |
| **Dreyfus Treasury Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.24 | $ 1.49 | $ 2.99 |
| Ending value (after expenses) | $1,004.20 | $1,003.00 | $1,003.70 | $1,002.20 |
| **Dreyfus Treasury Prime Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.24 | $ 1.49 | $ 2.99 |
| Ending value (after expenses) | $1,004.20 | $1,003.00 | $1,003.70 | $1,002.20 |
| **Dreyfus Municipal Cash Management Plus** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.24 | $ 1.49 | $ 2.99 |
| Ending value (after expenses) | $1,004.30 | $1,003.10 | $1,003.80 | $1,002.30 |
| **Dreyfus New York Municipal Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.24 | $ 1.49 | $ 2.99 |
| Ending value (after expenses) | $1,004.40 | $1,003.10 | $1,003.90 | $1,002.40 |
| **Dreyfus Tax Exempt Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.24 | $ 1.49 | $ 2.99 |
| Ending value (after expenses) | $1,004.90 | $1,003.60 | $1,004.40 | $1,002.90 |

† *Expenses for each share class are calculated using the fund's annualized expense ratio for each class, which represents the ongoing expenses as a percentage of net assets for the six months ended 7/31/04. The expense ratio may differ for each share class. Expenses are calculated by multiplying the expense ratio by the average account value for the period; then multiplying the result by the number of days in the period; and then dividing that result by the number of days in the year.*

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investores assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended July 31, 2004

| | Institutional Shares | Investor Shares | Administrative Shares | Participant Shares |
|---|---|---|---|---|
| **Dreyfus Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.01 | $ 2.26 | $ 1.51 | $ 3.02 |
| Ending value (after expenses) | $1,023.87 | $1,022.63 | $1,023.37 | $1,021.88 |
| **Dreyfus Cash Management Plus** | | | | |
| Expenses paid per $1,000† | $ 1.01 | $ 2.26 | $ 1.51 | $ 3.02 |
| Ending value (after expenses) | $1,023.87 | $1,022.63 | $1,023.37 | $1,021.88 |
| **Dreyfus Government Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.01 | $ 2.26 | $ 1.51 | $ 3.02 |
| Ending value (after expenses) | $1,023.87 | $1,022.63 | $1,023.37 | $1,021.88 |
| **Dreyfus Government Prime Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.01 | $ 2.26 | $ 1.51 | $ 3.02 |
| Ending value (after expenses) | $1,023.87 | $1,022.63 | $1,023.37 | $1,021.88 |
| **Dreyfus Treasury Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.01 | $ 2.26 | $ 1.51 | $ 3.02 |
| Ending value (after expenses) | $1,023.87 | $1,022.63 | $1,023.37 | $1,021.88 |
| **Dreyfus Treasury Prime Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.01 | $ 2.26 | $ 1.51 | $ 3.02 |
| Ending value (after expenses) | $1,023.87 | $1,022.63 | $1,023.37 | $1,021.88 |
| **Dreyfus Municipal Cash Management Plus** | | | | |
| Expenses paid per $1,000† | $ 1.01 | $ 2.26 | $ 1.51 | $ 3.02 |
| Ending value (after expenses) | $1,023.87 | $1,022.63 | $1,023.37 | $1,021.88 |
| **Dreyfus New York Municipal Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.01 | $ 2.26 | $ 1.51 | $ 3.02 |
| Ending value (after expenses) | $1,023.87 | $1,022.63 | $1,023.37 | $1,021.88 |
| **Dreyfus Tax Exempt Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.01 | $ 2.26 | $ 1.51 | $ 3.02 |
| Ending value (after expenses) | $1,023.87 | $1,022.63 | $1,023.37 | $1,021.88 |

† *Expenses for each share class are calculated using the fund's annualized expense ratio for each class, which represents the ongoing expenses as a percentage of net assets for the six months ended 7/31/04. The expense ratio may differ for each share class. Expenses are calculated by multiplying the expense ratio by the average account value for the period; then multiplying the result by the number of days in the period; and then dividing that result by the number of days in the year.*

| Dreyfus Cash Management | Principal Amount ($) | Value ($) |
|---|---:|---:|
| **Negotiable Bank Certificates of Deposit—16.8%** | | |
| American Express Bank, FSB | | |
| 1.30%, 8/4/2004 | 200,000,000 | 200,000,000 |
| Banco Bilbao Vizcaya Argentaria S.A. (London) | | |
| 1.43%, 9/16/2004 | 250,000,000 | 250,000,000 |
| First Tennessee Bank N.A. | | |
| 1.30%, 8/6/2004 | 75,000,000 | 75,000,000 |
| ING Bank N.V. (London) | | |
| 1.44%, 9/16/2004 | 200,000,000 | 200,000,000 |
| Natexis Banques Populares (Yankee) | | |
| 1.43%, 9/16/2004 | 300,000,000 | 300,001,911 |
| South Trust Bank | | |
| 1.24%, 8/24/2004 | 300,000,000 | 300,000,000 |
| Standard Federal Bank | | |
| 1.20%, 12/27/2004 | 100,000,000 | 100,000,000 |
| Wells Fargo Bank N.A. | | |
| 1.32%, 8/10/2004 | 500,000,000 | 500,000,000 |
| **Total Negotiable Bank Certificates of Deposit** | | |
| (cost $1,925,001,911) | | **1,925,001,911** |
| **Commercial Paper—54.3%** | | |
| Abbey National North America LLC | | |
| 1.31%, 8/2/2004 | 250,000,000 | 249,990,902 |
| AIG Matched Funding Corp. | | |
| 1.30%, 8/2/2004 | 70,000,000 | 69,997,472 |
| American General Finance Corp. | | |
| 1.30%, 8/2/2004 | 146,535,000 | 146,529,708 |
| Amstel Funding | | |
| 1.14%, 8/30/2004 | 201,358,000 [a] | 201,173,086 |
| Amsterdam Funding Corp. | | |
| 1.42%, 9/13/2004 | 25,000,000 [a] | 24,957,597 |
| Atlantis One Funding Corp. | | |
| 1.13%, 8/25/2004 | 100,412,000 [a] | 100,336,356 |
| Bank of America Corp. | | |
| 1.15%, 8/11/2004 | 200,000,000 | 199,936,111 |
| Bear Stearns Cos. Inc. | | |
| 1.30%, 8/5/2004—8/11/2004 | 225,000,000 | 224,962,083 |
| Credit Suisse First Boston Inc. | | |
| 1.31%, 8/2/2004 | 382,000,000 | 381,986,099 |
| Deutsche Bank Financial LLC | | |
| 1.32%, 8/2/2004 | 400,000,000 | 399,985,333 |
| Dexia Delaware LLC | | |
| 1.30%, 8/10/2004 | 350,000,000 | 349,886,250 |
| FCAR Owner Trust | | |
| 1.12%—1.44%, 8/11/2004—9/15/2004 | 415,000,000 | 414,607,222 |
| General Electric Capital Corp. | | |
| 1.12%—1.51%, 8/25/2004—10/1/2004 | 365,000,000 | 364,324,425 |
| General Electric Capital Services Inc. | | |
| 1.09%—1.49%, 8/3/2004—9/17/2004 | 200,000,000 [a] | 199,800,723 |
| Greyhawk Funding LLC | | |
| 1.30%—1.51%, 8/5/2004—9/22/2004 | 380,000,000 | 379,507,567 |

| **Dreyfus Cash Management** (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Commercial Paper** (continued) | | |
| ING America Insurance Holdings Inc. | | |
| 1.06%, 8/3/2004 | 50,000,000 | 49,997,055 |
| ING (U.S.) Funding LLC | | |
| 1.12%, 8/23/2004 | 60,000,000 | 59,958,933 |
| K2 USA LLC | | |
| 1.51%, 9/24/2004 | 24,500,000 ᵃ | 24,444,874 |
| Lehman Brothers Holdings Inc. | | |
| 1.17%, 8/5/2004 | 25,000,000 | 24,996,778 |
| Morgan Stanley & Co. Inc. | | |
| 1.30%, 8/9/2004 | 300,000,000 | 299,913,334 |
| Paradigm Funding LLC | | |
| 1.31%−1.43%, 8/3/2004−9/16/2004 | 388,000,000 ᵃ | 387,871,580 |
| PB Finance (Delaware) Inc. | | |
| 1.31%, 8/9/2004 | 200,000,000 | 199,941,778 |
| Prudential Funding LLC | | |
| 1.30%, 8/2/2004 | 200,000,000 | 199,992,778 |
| Rabobank USA Finanical Corp. | | |
| 1.31%, 8/2/2004 | 400,000,000 | 399,985,445 |
| Sigma Finance Inc. | | |
| 1.51%, 9/24/2004 | 100,000,000 ᵃ | 99,775,000 |
| Stadshypotek Delaware Inc. | | |
| 1.49%, 9/23/2004 | 100,000,000 | 99,782,112 |
| UBS Finance Delaware LLC | | |
| 1.32%, 8/2/2004 | 400,000,000 | 399,985,332 |
| Windmill Funding Corp. | | |
| 1.30%, 8/2/2004 | 282,000,000 ᵃ | 281,989,816 |
| **Total Commercial Paper** | | |
| (cost $6,236,615,749) | | **6,236,615,749** |
| **Corporate Notes−2.7%** | | |
| Lehman Brothers Holdings Inc. | | |
| 1.30%, 10/8/2004 | 100,000,000 ᵇ | 100,000,000 |
| Sigma Finance Inc. | | |
| 1.32%, 1/26/2005−2/14/2005 | 210,000,000 ᵃ,ᵇ | 210,004,123 |
| **Total Corporate Notes** | | |
| (cost $310,004,123) | | **310,004,123** |
| **Promissory Notes−2.5%** | | |
| Goldman Sachs Group Inc. | | |
| 1.36%−1.49%, 10/1/2004−3/7/2005 | | |
| (cost $285,000,000) | 285,000,000 ᶜ | **285,000,000** |
| **Short Term Bank Notes−2.2%** | | |
| Bank of America N.A. | | |
| 1.32%, 12/8/2004 | | |
| (cost $250,000,000) | 250,000,000 ᵇ | **250,000,000** |

| Dreyfus Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Government Agencies—9.1%** | | |
| Federal Home Loan Banks, Floating Rate Notes | | |
| 1.31%, 7/15/2005 | 250,000,000 [b] | 249,916,129 |
| Federal Home Loan Banks, Notes | | |
| 1.42%, 3/11/2005 | 300,000,000 | 300,000,000 |
| Federal National Mortgage Association, Floating Rate Notes | | |
| 1.28%, 1/10/2005 | 200,000,000 [b] | 199,955,625 |
| Federal National Mortgage Association, Notes | | |
| 1.35%–1.37%, 2/11/2005–2/25/2005 | 300,000,000 | 300,000,000 |
| **Total U.S. Government Agencies** | | |
| (cost $1,049,871,754) | | **1,049,871,754** |
| **Time Deposits—12.4%** | | |
| Fifth Third Bank (Grand Cayman) | | |
| 1.29%, 8/2/2004 | 250,000,000 | 250,000,000 |
| HSBC Bank USA (Grand Cayman) | | |
| 1.31%, 8/2/2004 | 400,000,000 | 400,000,000 |
| Manufacturers & Traders Trust Co. (Grand Cayman) | | |
| 1.32%, 8/2/2004 | 400,000,000 | 400,000,000 |
| National City Bank (Grand Cayman) | | |
| 1.29%, 8/2/2004 | 204,000,000 | 204,000,000 |
| State Street Bank & Trust Co. (Grand Cayman) | | |
| 1.25%, 8/2/2004 | 175,000,000 | 175,000,000 |
| **Total Time Deposits** | | |
| (cost $1,429,000,000) | | **1,429,000,000** |
| **Total Investments** (cost $11,485,493,537) | 100.0% | 11,485,493,537 |
| **Liabilities, Less Cash and Receivables** | (0.0%) | (4,797,329) |
| **Net Assets** | 100.0% | 11,480,696,208 |

[a] Securities exempt from registration, under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified buyers. At July 31, 2004, these securities amounted to $1,530,353,155 or 13.3% of net assets. These securities have been determined to be liquid by the Fund's Board.

[b] Variable interest rate—subject to periodic change.

[c] These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. These securities were acquired from 1/6/2004 to 2/6/2004 at a cost of $285,000,000. At July 31, 2004, the aggregate value of these securities was $285,000,000 representing approximately 2.5% of net assets and are valued at amortized cost.

See notes to financial statements.

## Summary of Industries (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Banking | 55.5 | Finance | 4.9 |
| Brokerage | 11.5 | Asset Backed-Structure Inv. | 2.9 |
| Government Agency | 9.1 | Insurance | 2.8 |
| Asset Backed-Multi-Seller | 7.0 | Insurance-Life | 1.3 |
| Asset Backed-Securities Arbitrage | 5.0 | | **100.0** |

† Based on net assets.

| Dreyfus Cash Management Plus, Inc. | Principal Amount ($) | Value ($) |
|---|---|---|
| **Negotiable Bank Certificates of Deposit—35.5%** | | |
| Banco Bilbao Vizcaya Argentaria S.A. (Yankee) | | |
| 1.30%, 8/10/2004 | 400,000,000 | 400,000,000 |
| Barclays Bank PLC (London) | | |
| 1.10%−1.43%, 8/9/2004−9/16/2004 | 640,000,000 | 640,002,197 |
| Credit Agricole Indosuez S.A. | | |
| 1.31%, 4/19/2005 | 200,000,000 [a] | 199,978,548 |
| Deutsche Bank AG (Yankee) | | |
| 1.20%, 12/29/2004 | 175,000,000 | 175,000,000 |
| Fortis Bank Generale De Belgie (Yankee) | | |
| 1.30%, 8/2/2004 | 200,000,000 | 200,000,000 |
| ING Bank N.V. (London) | | |
| 1.44%, 9/16/2004 | 300,000,000 | 300,000,000 |
| Landesbank Hessen-Thuringen Girozentrale (Yankee) | | |
| 1.47%, 5/6/2005 | 300,000,000 | 299,965,799 |
| Natexis Banques Populares (Yankee) | | |
| 1.27%−1.43%, 9/16/2004−10/25/2004 | 600,000,000 | 600,000,000 |
| Royal Bank of Scotland PLC (London) | | |
| 1.10%−1.30%, 8/9/2004−8/10/2004 | 560,000,000 | 560,000,250 |
| Swedbank N.A. | | |
| 1.32%, 2/3/2005 | 200,000,000 [a] | 199,984,693 |
| Wachovia Bank N.A. | | |
| 1.30%, 2/7/2005 | 200,000,000 [a] | 200,000,000 |
| Wells Fargo Bank N.A. | | |
| 1.32%, 8/10/2004 | 650,000,000 | 650,000,000 |
| **Total Negotiable Bank Certificates of Deposit** | | |
| (cost $4,424,931,487) | | **4,424,931,487** |
| **Commercial Paper—24.1%** | | |
| Amstel Funding | | |
| 1.36%, 9/17/2004 | 148,863,000 [b] | 148,600,629 |
| Amsterdam Funding Corp. | | |
| 1.30%, 8/10/2004 | 289,000,000 [b] | 288,906,075 |
| Bank of Ireland | | |
| 1.21%, 12/29/2004 | 60,000,000 | 59,700,000 |
| Bear Stearns Cos. Inc. | | |
| 1.31%, 8/6/2004 | 200,000,000 | 199,963,611 |
| Beta Finance Corp. | | |
| 1.10%, 8/9/2004 | 26,950,000 [b] | 26,943,412 |
| Concord Minutemen Capital Co. LLC | | |
| 1.16%, 8/6/2004 | 165,000,000 [b] | 164,973,417 |
| General Electric Capital Corp. | | |
| 1.51%, 10/1/2004 | 470,000,000 | 468,805,417 |
| Greyhawk Funding LLC | | |
| 1.34%, 8/23/2004 | 100,000,000 [b] | 99,918,111 |
| K2 USA LLC | | |
| 1.25%, 8/31/2004 | 31,600,000 [b] | 31,567,083 |

| Dreyfus Cash Management Plus, Inc. (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Commercial Paper (continued)** | | |
| Lexington Parker Capital Co. LLC | | |
| 1.16%, 8/6/2004 | 65,803,000 [b] | 65,792,398 |
| Norddeutsche Landesbank Luxembourg S.A. | | |
| 1.42%−1.43%, 9/7/2004−9/13/2004 | 300,000,000 | 299,524,875 |
| PB Finance (DE) Inc. | | |
| 1.31%, 8/5/2004 | 50,000,000 | 49,992,722 |
| Paradigm Funding LLC | | |
| 1.34%, 8/24/2004 | 190,000,000 [b] | 189,837,339 |
| Rabobank USA Financial Corp. | | |
| 1.31%, 8/2/2004 | 450,000,000 | 449,983,625 |
| UBS Finance (DE) LLC | | |
| 1.32%, 8/2/2004 | 450,000,000 | 449,983,500 |
| **Total Commercial Paper** | | |
| (cost $2,994,492,214) | | **2,994,492,214** |
| | | |
| **Corporate Notes—5.7%** | | |
| Bear Stearns Cos. Inc. | | |
| 1.31%, 1/20/2005 | 100,000,000 [a] | 100,000,000 |
| Merrill Lynch & Co. Inc. | | |
| 1.32%, 2/23/2005 | 500,000,000 [a] | 500,000,000 |
| Westdeutsche Landesbank Girozentrale | | |
| 1.33%, 1/14/2005 | 110,000,000 [a] | 109,992,466 |
| **Total Corporate Notes** | | |
| (cost $709,992,466) | | **709,992,466** |
| | | |
| **Promissory Notes—6.2%** | | |
| Goldman Sachs Group Inc. | | |
| 1.36%−1.63%, 11/24/2004−4/15/2005 | | |
| (cost $770,000,000) | 770,000,000 [c] | **770,000,000** |
| | | |
| **Short Term Bank Notes—1.6%** | | |
| Bank of America N.A. | | |
| 1.30%, 3/15/2005 | | |
| (cost $200,000,000) | 200,000,000 [a] | **200,000,000** |
| | | |
| **U.S. Government Agencies—18.7%** | | |
| Federal Home Loan Banks, Discount Notes | | |
| 1.31%, 7/15/2005 | 300,000,000 | 299,899,353 |
| Federal Home Loan Banks, Floating Rate Notes | | |
| 1.42%−1.47%, 3/11/2005−5/9/2005 | 725,000,000 [a] | 725,000,000 |
| Federal National Mortgage Association, Floating Rate Notes | | |
| 1.35%−1.57%, 2/11/2005−5/13/2005 | 1,286,500,000 [a] | 1,286,486,147 |
| **Total U.S. Government Agencies** | | |
| (cost $2,311,385,500) | | **2,311,385,500** |

| Dreyfus Cash Management Plus, Inc. (continued) | Principal Amount ($) | Value ($) |
|---|---:|---:|
| **Time Deposits–8.0%** | | |
| Amsouth Bank (Grand Cayman) | | |
| 1.29%, 8/2/2004 | 380,000,000 | 380,000,000 |
| Fortis Bank Generale De Belgie (Grand Cayman) | | |
| 1.33%, 8/2/2004 | 250,000,000 | 250,000,000 |
| Societe Generale (Grand Cayman) | | |
| 1.31%, 8/2/2004 | 250,000,000 | 250,000,000 |
| State Street Bank & Trust Co. (Grand Cayman) | | |
| 1.25%, 8/2/2004 | 124,000,000 | 124,000,000 |
| **Total Time Deposits** | | |
| (cost $1,004,000,000) | | **1,004,000,000** |
| **Total Investments** (cost $12,414,801,667) | **99.8%** | **12,414,801,667** |
| **Cash and Receivables (Net)** | **.2%** | **22,801,160** |
| **Net Assets** | **100.0%** | **12,437,602,827** |

[a] *Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration, under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified buyers. At July 31, 2004, these securities amounted to $1,016,538,464 or 8.2% of net assets. These securities have been determined to be liquid by the Fund's Board.*

[c] *These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale These securities were acquired from 10/29/2003 to 4/15/2004 at a cost par value. At July 31, 2004, the aggregate value of these securities was $770,000,000 representing approximately 6.2% of net assets and are valued at amortized cost.*

*See notes to financial statements.*

## Summary of Industries (Unaudited) †

| | Value (%) | | Value (%) |
|---|---:|---|---:|
| Banking | 59.0 | Asset Backed-Multi-Seller | 3.3 |
| Government Agency | 18.6 | Asset Backed-Sec. Arbitrage | 2.0 |
| Brokerage | 12.6 | Asset Backed-Sruct. Inv. | .5 |
| Finance | 3.8 | | **99.8** |

† *Based on net assets.*

| Dreyfus Government Cash Management | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Government Agencies—91.0%** | | | |
| Federal Farm Credit Banks, Consolidated Systemwide Floating Rate Notes | | | |
| 8/3/2004 | 1.27 [a] | 25,000,000 | 24,999,986 |
| 9/27/2004 | 1.27 [a] | 150,000,000 | 149,995,336 |
| 11/8/2004 | 1.28 [a] | 75,000,000 | 74,994,915 |
| 12/2/2004 | 1.27 [a] | 230,000,000 | 229,984,541 |
| 12/3/2004 | 1.27 [a] | 75,000,000 | 74,993,619 |
| 2/8/2005 | 1.29 [a] | 50,000,000 | 50,000,000 |
| 4/15/2005 | 1.29 [a] | 125,000,000 | 124,991,207 |
| Federal Home Loan Banks, Discount Notes | | | |
| 8/2/2004 | 1.27 | 26,100,000 | 26,099,079 |
| 8/4/2004 | 1.24 | 591,179,000 | 591,117,911 |
| 8/6/2004 | 1.22 | 96,000,000 | 95,983,733 |
| 8/9/2004 | 1.23 | 105,241,000 | 105,212,234 |
| 8/10/2004 | 1.23 | 100,000,000 | 99,969,250 |
| 8/11/2004 | 1.24 | 469,759,000 | 469,597,402 |
| 8/13/2004 | 1.24 | 316,224,000 | 316,093,621 |
| 8/18/2004 | 1.25 | 346,592,000 | 346,387,414 |
| 9/15/2004 | 1.35 | 100,100,000 | 99,931,081 |
| 9/30/2004 | 1.03 | 65,995,000 | 65,882,809 |
| 5/3/2005 | 1.35 | 105,000,000 | 104,996,250 |
| Federal Home Loan Banks, Floating Rate Notes | | | |
| 8/19/2004 | 1.28 [a] | 300,000,000 | 299,997,781 |
| 11/24/2004 | 1.27 [a] | 400,000,000 | 399,974,808 |
| 12/2/2004 | 1.27 [a] | 100,000,000 | 100,001,703 |
| 12/15/2004 | 1.27 [a] | 250,000,000 | 249,993,005 |
| 4/7/2005 | 1.30 [a] | 85,000,000 | 84,999,961 |
| Federal Home Loan Banks, Notes | | | |
| 10/15/2004 | 1.10 | 10,000,000 | 10,050,714 |
| 12/15/2004 | 1.37 | 44,570,000 | 44,687,523 |
| 2/15/2005 | 1.23 | 25,000,000 | 25,081,499 |
| 3/11/2005 | 1.42 | 200,000,000 | 200,000,000 |
| 4/29/2005 | 1.32 | 100,000,000 | 100,000,000 |
| Federal Home Loan Mortgage Corporation, Discount Notes | | | |
| 8/17/2004 | 1.06 | 100,000,000 | 99,953,333 |
| 9/21/2004 | 1.44 | 413,085,000 | 412,247,579 |
| Federal National Mortgage Association, Discount Notes | | | |
| 8/4/2004 | 1.06 | 300,000,000 | 299,973,625 |
| 8/10/2004 | 1.28 | 200,000,000 | 199,936,000 |
| 9/1/2004 | 1.09 | 111,000,000 | 110,896,770 |
| 11/12/2004 | 1.34 | 269,000,000 | 267,983,362 |
| 2/4/2005 | 1.30 | 100,000,000 | 99,335,111 |
| Federal National Mortgage Association, Floating Rate Notes | | | |
| 9/17/2004 | 1.28 [a] | 250,000,000 | 249,988,735 |
| 10/7/2004 | 1.28 [a] | 200,000,000 | 199,988,987 |
| 10/28/2004 | 1.28 [a] | 166,000,000 | 165,987,970 |
| 3/10/2005 | 1.28 [a] | 100,000,000 | 100,000,000 |

| Dreyfus Government Cash Management (continued) | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Government Agencies (continued)** | | | |
| Federal National Mortgage Association, Notes | | | |
| 2/11/2005 | 1.35 | 200,000,000 | 200,000,000 |
| 2/25/2005 | 1.37 | 113,500,000 | 113,500,000 |
| 4/19/2005 | 1.27 | 235,000,000 | 235,000,000 |
| **Total U.S. Government Agencies** | | | |
| (cost $7,320,808,854) | | | **7,320,808,854** |
| | | | |
| **Repurchase Agreements—8.8%** | | | |
| Barclays Capital Inc. | | | |
| dated 7/30/2004, due 8/2/2004 in the amount of $367,038,622 | | | |
| (fully collateralized by $257,984,000 U.S. Treasury Notes, 3.375% | | | |
| due 1/15/2007 to 1/15/2012, and $140,354,000 U.S. Treasury | | | |
| Strips due 8/15/2020, value $374,341,093) | 1.26 | 367,000,000 | 367,000,000 |
| Goldman, Sachs & Co. | | | |
| dated 7/30/2004, due 8/2/2004 in the amount of $340,035,417 | | | |
| (fully collateralized by $29,872,000 U.S. Treasury Bonds, 7.625% to 9.125% | | | |
| due 5/15/2018 to 11/15/2022, $51,614,000 U.S. Treasury Notes, 1.50% | | | |
| to 6.75% due 5/15/2005 to 7/31/2005 and $574,964,488 U.S. Treasury Strips, | | | |
| due 11/15/2007 to 11/15/2027, value $346,801,030) | 1.25 | 340,000,000 | 340,000,000 |
| **Total Repurchase Agreements** | | | |
| (cost $707,000,000) | | | **707,000,000** |
| **Total Investments** (cost $8,027,808,854) | | 99.8% | 8,027,808,854 |
| **Cash and Receivables (Net)** | | .2% | 17,517,964 |
| **Net Assets** | | 100.0% | 8,045,326,818 |

*a  Variable interest rate—subject to periodic change.*
*See notes to financial statements.*

## Summary of Industries (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Government Agencies | 91.0 | Repurchase Agreements | 8.8 |
| | | | **99.8** |

*†  Based on net assets.*

| **Dreyfus Government Prime Cash Management** | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Treasury Bills—24.6%** | | | |
| 8/12/2004 | 1.05 | 50,000,000 | 49,983,997 |
| 8/19/2004 | 1.01 | 30,000,000 | 29,984,925 |
| 8/26/2004 | 1.05 | 100,000,000 | 99,927,431 |
| 9/2/2004 | 1.14 | 100,000,000 | 99,898,667 |
| **Total U.S. Treasury Bills** (cost $279,795,020) | | | **279,795,020** |
| **U.S. Treasury Notes—15.4%** | | | |
| 2.125%, 8/31/2004 | .97 | 100,000,000 | 100,091,618 |
| 1.875%, 9/30/2004 | 1.03 | 75,000,000 | 75,101,433 |
| **Total U.S. Treasury Notes** (cost $175,193,051) | | | **175,193,051** |
| **U.S. Government Agencies—57.7%** | | | |
| Federal Farm Credit Bank, Consolidated Systemwide Floating Rate Notes | | | |
| 11/8/2004 | 1.28 [a] | 25,000,000 | 24,998,305 |
| 12/3/2004 | 1.27 [a] | 25,000,000 | 24,997,873 |
| 4/15/2005 | 1.29 [a] | 50,000,000 | 49,996,483 |
| Federal Farm Credit Banks, Discount Notes | | | |
| 8/4/2004 | 1.22 | 25,000,000 | 24,997,458 |
| 8/11/2004 | 1.23 | 40,000,000 | 39,986,333 |
| 8/13/2004 | 1.23 | 85,000,000 | 84,965,150 |
| 10/7/2004 | 1.40 | 55,000,000 | 54,856,694 |
| Federal Home Loan Banks, Discount Notes | | | |
| 8/2/2004 | 1.27 | 89,900,000 | 89,896,829 |
| 8/6/2004 | 1.07 | 23,066,000 | 23,062,588 |
| 9/8/2004 | 1.04 | 50,000,000 | 49,945,639 |
| Federal Home Loan Banks, Notes | | | |
| 8/13/2004 | 1.15 | 61,500,000 | 61,561,647 |
| 11/15/2004 | 1.14 | 5,605,000 | 5,618,205 |
| 12/3/2004 | 1.43 | 25,000,000 | 25,000,000 |
| 12/15/2004 | 1.16 | 5,000,000 | 5,049,446 |
| 2/15/2005 | 1.23 | 5,000,000 | 5,016,300 |
| 3/8/2005 | 1.33 | 12,510,000 | 12,502,232 |
| Tennessee Valley Authority, Discount Notes | | | |
| 8/19/2004 | 1.17 | 75,000,000 | 74,956,125 |
| **Total U.S. Government Agencies** (cost $657,407,307) | | | **657,407,307** |
| **Total Investments** (cost $1,112,395,378) | | **97.7%** | **1,112,395,378** |
| **Cash and Receivables (Net)** | | **2.3%** | **26,423,829** |
| **Net Assets** | | **100.0%** | **1,138,819,207** |

[a] *Variable interest rate—subject to periodic change.*
*See notes to financial statements*

Summary of Industries (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Government Agencies | 57.7 | U.S. Treasuries | 40.0 |
| | | | **97.7** |

*† Based on net assets.*

# STATEMENT OF INVESTMENTS

July 31, 2004 (Unaudited)

| Dreyfus Treasury Cash Management | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Treasury Bills−41.0%** | | | |
| 8/5/2004 | 1.18 | 200,000,000 | 199,973,889 |
| 8/12/2004 | 1.03 | 300,000,000 | 299,905,583 |
| 8/26/2004 | 1.29 | 425,000,000 | 424,617,969 |
| 9/16/2004 | 1.35 | 500,000,000 | 499,137,500 |
| 9/23/2004 | .99 | 200,000,000 | 199,709,972 |
| 10/14/2004 | 1.05 | 100,000,000 | 99,786,222 |
| 10/28/2004 | 1.24 | 150,000,000 | 149,547,472 |
| **Total U.S. Treasury Bills** (cost $1,872,678,607) | | | **1,872,678,607** |
| **U.S. Treasury Notes−18.1%** | | | |
| 6.00%, 8/15/2004 | .98 | 200,000,000 | 200,406,083 |
| 2.125%, 8/31/2004 | 1.17 | 120,000,000 | 120,089,521 |
| 1.875%, 9/30/2004 | 1.03 | 165,000,000 | 165,221,089 |
| 2.125%, 10/31/2004 | .99 | 100,000,000 | 100,271,415 |
| 7.875%, 11/15/2004 | 1.13 | 35,000,000 | 35,669,079 |
| 2.00%, 11/30/2004 | 1.42 | 150,000,000 | 150,277,968 |
| 1.75%, 12/31/2004 | 1.06 | 54,000,000 | 54,145,632 |
| **Total U.S. Treasury Notes** (cost $826,080,787) | | | **826,080,787** |
| **Repurchase Agreements−36.9%** | | | |
| ABN AMRO Inc. dated 7/30/2004, due 8/2/2004 in the amount of $500,054,167 (fully collateralized by $294,302,000 U.S. Treasury Notes, 3.875%-6.125%, due 8/15/2007-8/15/2011 and $117,931,000 U.S. Treasury Bonds, 8.50%, due 2/15/2020, value $510,000,857) | 1.30 | 500,000,000 | 500,000,000 |
| Bank of America N.A. dated 7/30/2004, due 8/2/2004 in the amount of $165,017,463 (fully collateralized by $100,000,000 U.S. Treasury Notes, 2.125%, due 8/31/2004 and $68,290,000 U.S. Treasury Bills, due 1/6/2005-1/20/2005, value $168,662,199) | 1.27 | 165,000,000 | 165,000,000 |
| Credit Suisse First Boston dated 7/30/2004, due 8/2/2004 in the amount of $100,010,500 (fully collateralized by $102,257,000 U.S. Treasury Bills, due 10/7/2004, value $101,997,954) | 1.26 | 100,000,000 | 100,000,000 |
| Goldman, Sachs & Co. dated 7/30/2004, due 8/2/2004 in the amount of $267,028,146 (fully collateralized by $28,863,000 U.S. Treasury Notes, 1.50%-3.125%, due 3/31/2006-9/15/2008, $804,000 U.S. Treasury Bonds, 7.625%, due 2/15/2025 and $474,893,000 U.S. Treasury Strips, due 2/15/2010-2/15/2019, value $272,340,244) | 1.26 | 267,000,000 | 267,000,000 |

## Dreyfus Treasury Cash Management (continued)

| | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **Repurchase Agreements (continued)** | | | |
| J.P. Morgan Securities Inc. dated 7/30/2004, due 8/2/2004 in the amount of $150,015,875 (fully collateralized by $154,315,000 U.S. Treasury Bills, due 1/27/2005, value $152,968,880) | 1.27 | 150,000,000 | 150,000,000 |
| Morgan Stanley Dean Witter & Co. dated 7/30/2004, due 8/2/2004 in the amount of $500,054,167 (fully collateralized by $933,412,000 U.S. Treasury Strips, due 8/15/2014-5/15/2017, value $513,060,009) | 1.30 | 500,000,000 | 500,000,000 |
| **Total Repurchase Agreements** (cost $1,682,000,000) | | | **1,682,000,000** |
| **Total Investments** (cost $4,380,759,394) | **96.0%** | | **4,380,759,394** |
| **Cash and Receivables (Net)** | **4.0%** | | **184,831,038** |
| **Net Assets** | **100.0%** | | **4,565,590,432** |

*See notes to financial statements.*

## Summary of Industries (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Treasuries | 59.1 | Repurchase Agreements backed by U.S. Treasuries | 36.9 |
| | | | **96.0** |

† *Based on net assets.*

# STATEMENT OF INVESTMENTS
July 31, 2004 (Unaudited)

| Dreyfus Treasury Prime Cash Management | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Treasury Bills−75.8%** | | | |
| 8/5/2004 | .98 | 121,000,000 | 120,986,824 |
| 8/12/2004 | 1.18 | 144,877,000 | 144,824,717 |
| 8/19/2004 | 1.12 | 249,422,000 | 249,282,871 |
| 8/26/2004 | 1.18 | 321,331,000 | 321,069,234 |
| 9/2/2004 | 1.09 | 511,112,000 | 510,620,752 |
| 9/16/2004 | 1.01 | 58,000,000 | 57,925,441 |
| 9/23/2004 | 1.30 | 200,000,000 | 199,618,694 |
| 10/14/2004 | 1.05 | 80,000,000 | 79,828,978 |
| 10/28/2004 | 1.14 | 240,000,000 | 239,334,867 |
| 11/18/2004 | 1.52 | 31,580,000 | 31,435,857 |
| **Total U.S. Treasury Bills** (cost $1,954,928,235) | | | **1,954,928,235** |
| **U.S. Treasury Notes−21.5%** | | | |
| 6.00%, 8/15/2004 | 1.25 | 180,000,000 | 180,348,827 |
| 1.875%, 9/30/2004 | 1.01 | 175,000,000 | 175,241,406 |
| 2.125%, 10/31/2004 | .99 | 100,000,000 | 100,272,670 |
| 2.00%, 11/30/2004 | 1.37 | 100,000,000 | 100,197,454 |
| **Total U.S. Treasury Notes** (cost $556,060,357) | | | **556,060,357** |
| **Total Investments** (cost $2,510,988,592) | | 97.3% | **2,510,988,592** |
| **Cash and Receivables (Net)** | | 2.7% | **69,625,313** |
| **Net Assets** | | 100.0% | **2,580,613,905** |

*See notes to financial statements.*

## Summary of Industries (Unaudited)†

| | Value (%) |
|---|---|
| U.S. Treasuries | **97.3** |

† *Based on net assets.*

| Dreyfus Municipal Cash Management Plus | Principal Amount ($) | Value ($) |
|---|---:|---:|
| **Tax Exempt Investments–99.8%** | | |
| **Alabama–3.3%** | | |
| Columbia Industrial Development Board, PCR, Refunding VRDN (Alabama Power Company Project) 1.25% | 800,000 a | 800,000 |
| County of Jefferson, Sewer Revenue, Refunding VRDN 1.14% (Insured; XL Capital Assurance Liquidity Facility; JPMorgan Chase Bank) | 25,000,000 a | 25,000,000 |
| **Arizona–4.2%** | | |
| Maricopa County Industrial Development Authority MFHR, Refunding, VRDN (San Martin Apartments Project) 1.12% (Insured; FNMA and Liquidity Facility; FNMA) | 6,500,000 a | 6,500,000 |
| Phoenix Civic Improvement Corporation, Airport Revenue VRDN, Merlots Program 1.20% (Insured; FGIC Liquidity Facility; Wachovia Bank) | 4,685,000 a | 4,685,000 |
| Phoenix Industrial Development Authority, MFHR (Garfield Papago Center Apartments Project) 1.25%, 8/5/2004 | 8,600,000 b | 8,600,000 |
| Pima County Industrial Development Authority, MFHR (Windsong Apartments Project) 1.25%, 9/10/2004 | 12,500,000 b | 12,500,000 |
| **California–2.7%** | | |
| FHLMC Multifamily VRDN Certificates, Housing Revenue VRDN 1.23% (Liquidity Facility; FHLMC and LOC; FHLMC) | 16,930,869 a | 16,930,869 |
| Golden State Tobacco Securitization Corporation Tobacco Settlement Revenue, VRDN 1.19% (Liquidity Facility; Merrill Lynch) | 4,000,000 a | 4,000,000 |
| **Colorado–2.6%** | | |
| Colorado Housing and Finance Authority, Revenue, VRDN 1.13% (Liquidity Facility; FHLB and LOC; CDC Funding Corp.) | 10,000,000 a | 10,000,000 |
| Denver City and County, Airport Revenue, Refunding VRDN 1.18% (Insured; MBIA and Liquidity Facility; Bank One) | 5,000,000 a | 5,000,000 |
| Southern Ute Indian Tribe of Southern Ute Indian Reservation, Industrial Revenue 1.08%, 8/2/2004 | 5,000,000 | 5,000,000 |
| **Delaware–.5%** | | |
| Delaware Economic Development Authority, Private Schools Revenue, VRDN (St. Anne's Episcopal School Project) 1.20% (LOC; Wilmington Trust Co.) | 4,000,000 a | 4,000,000 |
| **District of Columbia–2.2%** | | |
| Metropolitan Washington Airport Authority Transportation Revenue, CP: | | |
| 1.15%, 8/11/2004 (Liquidity Facility; WestLB AG) | 7,000,000 | 7,000,000 |
| BAN 1.19%, 10/7/2004 (Liquidity Facility; WestLB AG) | 10,000,000 | 10,000,000 |
| **Florida–5.7%** | | |
| City of Cape Coral, GO Notes, CP 1.40%, 1/13/2005 (LOC; Bank of America) | 7,500,000 | 7,500,000 |
| Hillsborough County Aviation Airport Facility, Transportation Revenue, CP 1.17%, 9/14/2004 (LOC; Landesbank Baden-Wuerttemberg) | 3,000,000 | 3,000,000 |
| Jacksonville Electric Authority, Electric Revenue CP 1%, 9/8/2004 (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 10,000,000 | 10,000,000 |
| County of Miami-Dade, Transportation Revenue, CP: | | |
| 1.11%, 8/2/2004 (LOC; WestLB AG) | 9,300,000 | 9,300,000 |
| 1.20%, 10/13/2004 (Liquidity Facility: Bayerische Landesbank, JPMorgan Chase Bank, and State Street Bank and Trust) | 4,506,000 | 4,506,000 |

| Dreyfus Municipal Cash Management Plus (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments** (continued) | | |
| **Florida** (continued) | | |
| Orange County Housing Finance Authority, Homeowner Revenue, VRDN 1.19% (Insured: FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC) | 5,380,000 a | 5,380,000 |
| Orange County Industrial Development Authority, IDR VRDN (Central Florida YMCA Project) 1.13% (LOC; Bank of America) | 4,300,000 a | 4,300,000 |
| **Georgia–4.5%** | | |
| Atlanta Urban Residential Finance Authority, MFHR, VRDN (Auburn Glenn Apartments) 1.17% (LOC; Wachovia Bank) | 5,000,000 a | 5,000,000 |
| County of Fulton, Health Care Facilities Revenue VRDN (Canterbury Court Project) 1.11% (LOC; HSH Nordbank) | 7,500,000 a | 7,500,000 |
| Municipal Electric Authority, Electric Revenue, CP 1.08%, 8/20/2004 (LOC: Bayerische Landesbank, Wachovia Bank, and WestLB AG) | 22,157,000 | 22,157,000 |
| **Illinois–9.2%** | | |
| City of Chicago, IDR, VRDN (Victoria Limited LLC Project) 1.19% (LOC; ABN-AMRO) | 3,800,000 a | 3,800,000 |
| State of Illinois: | | |
| GO Notes, VRDN, Merlots Program 1.15% (Insured; FGIC and Liquidity Facility; Wachovia Bank) | 5,380,000 a | 5,380,000 |
| Revenue 2%, 10/22/2004 | 4,000,000 | 4,007,125 |
| Illinois Educational Facilities Authority, Revenue, VRDN (Lake Forest Graduate School) 1.13% (LOC; Fifth Third Bank) | 5,000,000 a | 5,000,000 |
| Illinois Finance Authority: | | |
| Health Care Facilities Revenue, Refunding (OSF Health Care Systems) 2.50%, 11/15/2004 | 3,500,000 | 3,511,011 |
| School Revenue 1.80%, 12/1/2004 | 4,000,000 | 4,007,268 |
| Illinois Health Facilities Authority, Healthcare Facilities Revenue (Evanston Hospital Corp.): | | |
| 1.35%, 10/21/2004 | 5,000,000 | 5,000,000 |
| 1.20%, 11/15/2004 | 5,000,000 | 5,000,000 |
| 1.03%, 11/30/2004 | 5,000,000 | 5,000,000 |
| Roaring Fork Municipal Products LLC, Revenue, VRDN: | | |
| 1.23% (Insured; FNMA and Liquidity Facility: The Bank of New York) | 13,565,000 a | 13,565,000 |
| COP 1.16% (Liquidity Facility; The Bank of New York and LOC; MBIA) | 8,175,000 a | 8,175,000 |
| Upper Illinois River Valley Development Authority, SWDR VRDN (Exolon-Esk Co. Project) 1.15% (LOC; Fleet National Bank) | 8,405,000 a | 8,405,000 |
| **Indiana–3.7%** | | |
| Indiana Educational Facilities Authority, College and University Revenue, VRDN (Martin University Project) 1.10% (LOC; Key Bank) | 3,500,000 a | 3,500,000 |
| Indiana Health Facility Financing Authority, HR VRDN (Deaconess Hospital Inc.) 1.10% (LOC; Fifth Third Bank) | 9,000,000 a | 9,000,000 |
| Indiana Toll Road Commission Toll Road Revenue, VRDN, Merlots Program 1.15% (Liquidity Facility; Wachovia Bank) | 3,380,000 a,b | 3,380,000 |
| St. Joseph County, Health Care Facility Revenue, VRDN (South Bend Medical Foundation Project) 1.15% (LOC; Key Bank) | 3,300,000 a | 3,300,000 |
| County of Vanderburgh, EDR, VRDN (Arbors Apartments Project) 1.17% (LOC; ABN-AMRO) | 9,575,000 a | 9,575,000 |

| Dreyfus Municipal Cash Management Plus (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments (continued)** | | |
| **Kansas−.4%** | | |
| City of Mission, MFHR, Refunding, VRDN (The Falls Apartments Project) 1.21% (Insured; FNMA) | 3,350,000 [a] | 3,350,000 |
| **Kentucky−2.6%** | | |
| Kenton County Airport Board, Special Facilities Revenue VRDN (Airis Cincinnati LLC) 1.14% (LOC; Deutsche Bank) | 20,000,000 [a] | 20,000,000 |
| **Maine−1.2%** | | |
| City of Auburn, Obligation Securities Revenue, VRDN (J&A Properties) 1.13% (LOC; Citizens Bank of Massachusetts) | 2,890,000 [a] | 2,890,000 |
| Finance Authority of Maine, Private Schools Revenue VRDN (Kents Hill School) 1.15% (LOC; Allied Irish Banks) | 6,000,000 [a] | 6,000,000 |
| **Maryland−2.8%** | | |
| Maryland Economic Development Corporation, Revenue, Refunding VRDN (United Cerebral Palsy Project) 1.33% (LOC; M&T Bank) | 2,309,500 [a] | 2,309,500 |
| Maryland Health and Higher Educational Facilities Authority, Health Care Facilities Revenue, VRDN (Suburban Hospital) 1.12% (Liquidity Facility; M&T Bank) | 19,230,000 [a] | 19,230,000 |
| **Massachusetts−1.0%** | | |
| City of Haverhill, GO Notes, BAN 2.25%, 4/1/2005 (Liquidity Facility; Fleet National Bank) | 5,065,000 | 5,099,955 |
| Koch Certificates of Trust, Revenue, VRDN 1.23% (Insured; AMBAC and Liquidity Facility; State Street Bank & Trust Co.) | 2,608,853 [a] | 2,608,853 |
| **Michigan−4.8%** | | |
| State of Michigan, GO Notes: | | |
| 2%, 9/30/2004 | 10,000,000 | 10,016,669 |
| CP (Multimodal School 2004) 1.10%, 12/1/2004 (Liquidity Facility; DEPFA Bank PLC) | 15,000,000 | 15,000,000 |
| Michigan Hospital Finance Authority, Revenue, VRDN Healthcare Equipment Loan Program 1.07% (LOC; ABN-AMRO) | 5,000,000 [a] | 5,000,000 |
| Michigan Strategic Fund, LOR, VRDN: | | |
| (HME Inc. Project) 1.20% (LOC; Fifth Third Bank) | 2,400,000 [a] | 2,400,000 |
| (Peckham Vocational Industries Project) 1.19% (LOC; ABN-AMRO) | 2,625,000 [a] | 2,625,000 |
| (PFG Enterprises Inc. Project) 1.28% (LOC; Huntington NB) | 2,375,000 [a] | 2,375,000 |
| **Minnesota−.8%** | | |
| Minnesota Housing Finance Agency, Revenue, VRDN (Residential Housing Finance) 1.12% (Liquidity Facility; Lloyds TSB Bank PLC) | 6,000,000 [a] | 6,000,000 |
| **New Hampshire−.9%** | | |
| County of Carroll, GO Notes, TAN 2%, 12/29/2004 | 7,000,000 | 7,023,482 |
| **New Mexico−.8%** | | |
| County of Dona Ana, IDR, VRDN (Foamex Products Inc. Project) 1.15% (LOC; Bank of Nova Scotia) | 5,900,000 [a] | 5,900,000 |
| **New York−3.0%** | | |
| New York Counties Tobacco Trust I, Revenue, VRDN 1.19% (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch) | 8,000,000 [a] | 8,000,000 |
| New York City Municipal Water Finance Authority Water and Sewer Revenue, CP 1.18%, 10/28/2004 (Liquidity Facility: Dexia Credit Locale and JPMorgan Chase Bank) | 15,000,000 | 15,000,000 |

| Dreyfus Municipal Cash Management Plus (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments (continued)** | | |
| **North Carolina−.6%** | | |
| City of Winston-Salem, Water and Sewer System Revenue<br>  Refunding, VRDN 1.08% (Liquidity Facility; Dexia Credit Locale) | 4,900,000 a | 4,900,000 |
| **Ohio−3.5%** | | |
| Akron Bath Copley Joint Township Hospital District<br>  Health Care Facilities Revenue, VRDN<br>  (Summa Health Systems) 1.11% (LOC; Bank One) | 10,000,000 a | 10,000,000 |
| Ohio Water Development Authority, Solid Waste Facilities Revenue<br>  VRDN (Pel Technologies Project) 1.15% (LOC; Key Bank) | 7,000,000 a | 7,000,000 |
| University of Akron, General Receipts Revenue, VRDN<br>  1.08% (Insured; FGIC and Liquidity Facility Dexia Credit Locale) | 10,000,000 a | 10,000,000 |
| **Pennsylvania−12.6%** | | |
| Cumberland County, GO Notes, VRDN<br>  1.13% (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 4,545,000 a | 4,545,000 |
| Dauphin County General Authority, Revenue, VRDN<br>  School District Pooled Financing Program II 1.14%<br>  (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia) | 13,775,000 a | 13,775,000 |
| Emmaus General Authority, Revenue, VRDN:<br>  1.10% (LOC; DEPFA Bank PLC) | 4,000,000 a | 4,000,000 |
|   1.11% (GIC; Goldman Sachs and Co.) | 30,000,000 a | 30,000,000 |
|   Pennsylvania Loan Program 1.10% (Insured; FSA<br>    and Liquidity Facility; Wachovia Bank) | 10,000,000 a | 10,000,000 |
| Lancaster County Hospital Authority, Healthcare Facilities Revenue<br>  VRDN (Willow Valley Retirement Project) 1.18% (Insured;<br>  Radian Bank and Liquidity Facility; Fleet National Bank) | 6,000,000 a | 6,000,000 |
| Langhorne Manor Borough Higher Education and Health<br>  Authority, Revenue, VRDN (Heritage Towers Project)<br>  1.15% (LOC; Fleet National Bank) | 3,790,000 a | 3,790,000 |
| Montgomery County Industrial Development Authority, Industrial<br>  Revenue, VRDN (Recigno Laboratories) 1.27% (LOC; Wachovia Bank) | 1,995,000 a | 1,995,000 |
| New Garden General Authority, Revenue, VRDN<br>  Municipal Pooled Financing Program 1.14% (Insured;<br>  FSA and Liquidity Facility; Bank of Nova Scotia) | 2,500,000 a | 2,500,000 |
| Scranton-Lackawanna Health and Welfare Authority<br>  LR, VRDN, Merlots Program 1.15% (Insured;<br>  AMBAC and Liquidity Facility; Wachovia Bank) | 2,890,000 a | 2,890,000 |
| Temple University of the Commonwealth System of Higher<br>  Education, College and University Revenue 2.25%, 5/2/2005 | 10,000,000 | 10,072,640 |
| Upper Dauphin Industrial Development Authority<br>  Revenue, VRDN (United Church of Christ Homes)<br>  1.18% (LOC; First Tennessee Bank) | 2,000,000 a | 2,000,000 |
| West Cornwall Township Municipal Authority, Revenue<br>  VRDN, Pennsylvania General Government Loan Program<br>  1.12% (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 6,000,000 a | 6,000,000 |
| **Texas−14.4%** | | |
| Austin Independent School District, GO Notes, Refunding<br>  7%, 8/1/2004 (Insured; Permanent School Fund Guaranteed) | 1,500,000 | 1,500,243 |
| Bexar County Housing Finance Corporation, MFHR<br>  VRDN (Gates Capernaum Apartments Project)<br>  1.22% (Liquidity Facility; Merrill Lynch) | 4,000,000 a | 4,000,000 |

| Dreyfus Municipal Cash Management Plus (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments (continued)** | | |
| **Texas (continued)** | | |
| Brazos River Authority, PCR, Refunding, VRDN (TXU Energy Co. Project) 1.13% (LOC; Citibank) | 8,000,000 a | 8,000,000 |
| Dallas Area Rapid Transit, Transportation Revenue CP 1.13%, 8/10/2004 (Liquidity Facility: Bayerische Landesbank, Landesbank Baden-Wuerttemberg, State Street Bank and Trust, and WestLB AG) | 15,000,000 | 15,000,000 |
| Harris County Industrial Development Corporation SWDR, VRDN (Deer Park Refining LP) 1.15% | 7,000,000 a | 7,000,000 |
| Northside Independent School District, GO Notes, Refunding 1%, 8/1/2004 (Insured; Permanent School Fund Guaranteed) | 6,000,000 | 6,000,000 |
| Revenue Bond Certificate Series Trust Various States Revenue, VRDN (Pebble Brooke) 1.29% (GIC; AIG Funding Inc.) | 7,000,000 a | 7,000,000 |
| State of Texas: | | |
| GO Notes: | | |
| TRAN 2%, 8/31/2004 | 22,000,000 | 22,015,498 |
| (Veterans Housing Assistance Fund II) VRDN 1.10% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 5,500,000 a | 5,500,000 |
| Texas A&M University Board, Education Revenue, CP .99%, 8/6/2004 | 10,000,000 | 10,000,000 |
| Texas Department of Housing and Commerce SFHR, CP 1.24%, 10/29/2004 (LOC; Bayerische Landesbank) | 10,000,000 | 10,000,000 |
| University of Texas System Board, Education Revenue CP 1.16%, 10/5/2004 | 15,000,000 | 15,000,000 |
| **Utah−.6%** | | |
| Salt Lake County, GO Notes, TRAN 2.50%, 12/30/2004 | 4,700,000 | 4,722,110 |
| **Vermont−1.0%** | | |
| Vermont Educational and Health Buildings Financing Agency, Private Schools Revenue, VRDN (St. Johnsbury Academy Project) 1.09% (LOC; Allied Irish Bank) | 7,475,000 a | 7,475,000 |
| **Virginia−2.7%** | | |
| Norfolk Economic Development Authority, New Empowerment Zone Facility Revenue, VRDN (Metropolitan Machine Corp. Project) 1.17% (LOC; Wachovia Bank) | 7,100,000 a | 7,100,000 |
| Richmond Industrial Development Authority Industrial Revenue, VRDN (Cogentrix of Richmond) 1.17% (LOC; Banque Paribas) | 10,000,000 a | 10,000,000 |
| Virginia Beach Development Authority, Industrial Revenue, Refunding, VRDN (Giant Square Shopping Center) 1.14% (LOC; Wachovia Bank) | 3,850,000 a | 3,850,000 |
| **Washington−4.0%** | | |
| Everett Industrial Development Corporation, Exempt Facilities Revenue, VRDN (Kimberly Clark Corp. Project) 1.13% | 3,200,000 a | 3,200,000 |
| Seattle Housing Authority, Revenue, VRDN (Newholly Project-Phase III) 1.15% (LOC; Key Bank) | 2,450,000 a | 2,450,000 |
| State of Washington, GO Notes, VRDN Merlots Program 1.15% (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank) | 4,000,000 a | 4,000,000 |
| Washington Economic Development Finance Authority SWDR, VRDN: | | |
| (Cedar Grove Composing Project) 1.09% (LOC; Wells Fargo Bank) | 5,900,000 a | 5,900,000 |
| (Waste Management Project) 1.17% (LOC; Fleet National Bank) | 5,500,000 a | 5,500,000 |

| Dreyfus Municipal Cash Management Plus (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments** (continued) | | |
| **Washington (continued)** | | |
| Washington Housing Finance Commission, MFHR, Refunding, VRDN (Avalon Ridge Apartments Project) 1.13% (Insured; FNMA) | 10,000,000 [a] | 10,000,000 |
| **Wisconsin—1.8%** | | |
| Northland Pines School District, Revenue, BAN 1.55%, 11/11/2004 | 7,160,000 | 7,164,085 |
| Wisconsin School Districts Temporary Borrowing Program COP, Flow Management Program 2%, 11/1/2004 (LOC; U.S. Bank NA) | 7,000,000 | 7,014,767 |
| **Wyoming—1.7%** | | |
| County of Campbell, IDR (Two Elk Power General Station Project) 1.40%, 12/2/2004 (GIC; Bayerische Landesbank) | 12,800,000 | 12,800,000 |
| **Total Investments** (cost $770,752,075 ) | **99.8%** | **770,752,075** |
| **Cash and Receivables (Net)** | **.2%** | **1,692,365** |
| **Net Assets** | **100.0%** | **772,444,440** |

*See footnotes on page 39.*
*See notes to financial statements.*

# STATEMENT OF INVESTMENTS

July 31, 2004 (Unaudited)

| Dreyfus New York Municipal Cash Management | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments–99.9%** | | |
| Albany Industrial Development Agency Housing Revenue, VRDN (South Mall Towers Project) 1.10% (Insured; FNMA and Liquidity Facility; FNMA) | 5,945,000 [a] | 5,945,000 |
| Town of Brookhaven, GO Notes, Refunding 2%, 8/15/2004 (Insured; MBIA) | 400,000 | 400,161 |
| Chautauqua County Industrial Development Agency Civic Facility Revenue, VRDN (Gerry Homes Project) 1.10% (LOC; HSBC Bank USA) | 7,170,000 [a] | 7,170,000 |
| Chemung County Industrial Development Agency, IDR, VRDN MMARS 2nd Program-Trayer Inc. 1.15% (LOC; HSBC Bank USA) | 1,280,000 [a] | 1,280,000 |
| Town of Clarence, GO Notes, BAN 1.75%, 8/5/2004 | 2,260,000 | 2,260,170 |
| Cornwall Central School District, GO Notes, BAN 2%, 10/15/2004 | 14,000,000 | 14,022,375 |
| Dutchess County Industrial Development Agency Civic Facility Revenue, VRDN (Marist College Civic Facility) 1.09% (LOC; Key Bank) | 6,800,000 [a] | 6,800,000 |
| Erie County Industrial Development Agency Civic Facility Revenue, VRDN: (Heritage Centers Project) 1.15% (LOC; Key Bank) | 2,710,000 [a] | 2,710,000 |
| (YMCA of Greater Buffalo Project): 1.10%, Series A (LOC; HSBC Bank USA) | 2,850,000 [a] | 2,850,000 |
| 1.10%, Series B (LOC; HSBC Bank USA) | 4,000,000 [a] | 4,000,000 |
| Herkimer County Industrial Development Agency, IDR, VRDN (F.E. Hale Manufacturing Co.) 1.15% (LOC; HSBC Bank USA) | 2,760,000 [a] | 2,760,000 |
| Town of Huntington, GO Notes, Refunding 2.50%, 1/15/2005 (Insured; FSA) | 915,000 | 920,185 |
| Islip Industrial Development Agency, IDR, VRDN (Brentwood Distribution Co. Facility) 1.08% (LOC; Fleet National Bank) | 3,750,000 [a] | 3,750,000 |
| Jamestown City School District, GO Notes 2%, 11/1/2004 (Insured; FSA) | 1,340,000 | 1,343,332 |
| Long Island Power Authority, Utilities and Electric Revenue CP 1.02%, 10/8/2004 (LOC; HSH Nordbank) | 4,000,000 | 4,000,000 |
| Metropolitan Transportation Authority, Transit Facility Revenue, VRDN 1.12% (Insured; AMBAC and Liquidity Facility; The Bank of New York) | 5,672,000 [a] | 5,672,000 |
| Monroe County Industrial Development Agency, VRDN: Industrial Revenue (Chaney Enterprise) 1.28% (LOC; M&T Bank) | 3,000,000 [a] | 3,000,000 |
| LR (Robert Weslayan College) 1.18% (LOC; M&T Bank ) | 2,940,000 [a] | 2,940,000 |
| Monroe Tobacco Asset Securitization Corporation Tobacco Settlement Revenue, VRDN 1.19% (Liquidity Facility; WestLB AG) | 3,000,000 [a] | 3,000,000 |
| Nassau County Industrial Development Agency, Civic Facility Revenue VRDN (St. Mary's Children Project) 1.13% (LOC; Commerce Bank) | 2,325,000 [a] | 2,325,000 |
| New York City, GO Notes: 5%, 8/1/2004 | 1,500,000 | 1,500,148 |
| 4.375%, 8/15/2004 | 900,000 | 901,109 |
| VRDN: 1.15% (Liquidity Facility; Citigroup Inc.) | 5,000,000 [a] | 5,000,000 |
| 1.15% (Liquidity Facility; Merrill Lynch) | 7,000,000 [a] | 7,000,000 |

| Dreyfus New York Municipal Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments (continued)** | | |
| New York City Industrial Development Agency: | | |
| IDR (Yedid Brothers Realty Associates) 1.20%, 11/1/2004 | | |
| (LOC; Fleet National Bank) | 1,260,000 | 1,259,677 |
| VRDN: | | |
| Civic Facility Revenue: | | |
| (Brooklyn United Methodist Project) | | |
| 1.09% (LOC; The Bank of New York) | 3,745,000 a | 3,745,000 |
| (Jewish Community Center) | | |
| 1.18% (LOC; M&T Bank) | 5,000,000 a | 5,000,000 |
| (Jewish Community Center of Manhattan) | | |
| 1.18% (LOC; M&T Bank) | 1,400,000 a | 1,400,000 |
| (Village Community School Project) | | |
| 1.15% (LOC; M&T Bank) | 1,300,000 a | 1,300,000 |
| IDR, Refunding (Plaza Packaging Project) | | |
| 1.24% (LOC; The Bank of New York) | 1,910,000 a | 1,910,000 |
| New York City Municipal Water Finance Authority | | |
| Water and Sewer System Revenue, CP: | | |
| 1.18%, 10/28/2004 (Liquidity Facility: JPMorgan Chase | | |
| Bank and Dexia Credit Locale) | 31,000,000 | 31,000,000 |
| 1.20%, 10/28/2004 (Liquidity Facility: JPMorgan Chase | | |
| Bank and Dexia Credit Locale) | 9,000,000 | 9,000,000 |
| 1.25%, 11/4/2004 (Liquidity Facility: Bayerische | | |
| Landesbank and WestLB AG) | 10,000,000 | 10,000,000 |
| New York City Transitional Finance Authority | | |
| Income Tax Revenue: | | |
| 5.25%, 11/15/2004 | 1,300,000 | 1,315,106 |
| VRDN 1.09% (Liquidity Facility; Dexia Credit Locale) | 3,700,000 a | 3,700,000 |
| State of New York, GO Notes, Refunding | | |
| 6.25%, 8/15/2004 | 650,000 | 651,334 |
| New York State Dormitory Authority, Revenue, VRDN: | | |
| (Mental Health Services): | | |
| 1.09% (Liquidity Facility; HSBC Bank USA) | 5,000,000 a | 5,000,000 |
| 1.09% (Liquidity Facility; HSH Nordbank AG) | 6,000,000 a | 6,000,000 |
| (Teresian House Housing Corp.) 1.07% (LOC; Lloyds TSB Bank PLC) | 15,265,000 a | 15,265,000 |
| New York State Environmental Facilities Corporation | | |
| Clean Water and Drinking Water Revenue, Revolving Funds | | |
| Pooled Financing Program 2%, 11/15/2004 | 1,130,000 | 1,133,172 |
| New York State Housing Finance Agency, VRDN: | | |
| LR 1.15% (Liquidity Facility; Merrill Lynch) | 4,990,000 a | 4,990,000 |
| Revenue: | | |
| (400 3rd Avenue Apartments) 1.11% (LOC; Key Bank) | 4,500,000 a | 4,500,000 |
| (Biltmore Tower Housing) 1.16% (Insured; FNMA | | |
| and Liquidity Facility; FNMA) | 16,000,000 a | 16,000,000 |
| (Saville Housing) 1.11% (LOC; Fleet National Bank) | 14,400,000 a | 14,400,000 |
| New York State Local Government Assistance Corporation Revenue | | |
| Refunding, VRDN 1.08% (Insured; FSA and Liquidity Facility; WestLB AG) | 15,000,000 a | 15,000,000 |
| New York State Power Authority, GO Notes | | |
| .95%, 9/1/2004 (Liquidity Facility; Dexia Credit Locale) | 10,000,000 | 10,000,000 |
| New York State Thruway Authority, Highway Tolls | | |
| Revenue 2%, 4/1/2005 | 7,335,000 | 7,357,881 |
| New York State Urban Development Corporation, Correctional | | |
| and Youth Facilities Service Revenue 5%, 1/1/2005 | 1,900,000 | 1,926,752 |

| Dreyfus New York Municipal Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments** (continued) | | |
| Nyack Union Free School District, GO Notes, TAN 2%, 1/14/2005 | 1,500,000 | 1,504,361 |
| Ontario County Industrial Development Agency, IDR VRDN (Dixit Enterprises) 1.15% (LOC; HSBC Bank USA) | 3,170,000 [a] | 3,170,000 |
| Port Authority of New York and New Jersey Special Obligation Revenue, VRDN (Versatile Structure): | | |
| 1.11% (Liquidity Facility; Bayerische Landesbank) | 5,700,000 [a] | 5,700,000 |
| 1.11% (Liquidity Facility; Landesbank Hessen-Thueringen Girozentrale) | 11,450,000 [a] | 11,450,000 |
| Poughkeepsie Industrial Development Agency, Senior Living Facility Revenue VRDN (Manor at Woodside Project) 1.14% (LOC; The Bank of New York) | 5,000,000 [a] | 5,000,000 |
| Renesselaer Industrial Development Agency, IDR (Capital View Office Park Project) 1.50%, 12/31/2004 (LOC; M&T Bank) | 5,710,000 | 5,710,000 |
| South Colonie Central School District, GO Notes, RAN 2.50%, 2/25/2005 | 4,400,000 | 4,425,140 |
| Suffolk County Industrial Development Agency, IDR (Belmont Villas LLC Facility) 1.15%, 8/5/2004 | 6,000,000 [b] | 6,000,000 |
| Syracuse Industrial Development Agency Civic Facility Revenue, VRDN (Community Development Properties-Larned Project) 1.23% (LOC; M&T Bank) | 6,525,000 [a] | 6,525,000 |
| Tobacco Settlement Financing Authority, Special Tax Revenue, VRDN 1.17% (Insured; AMBAC and Liquidity Facility; Merrill Lynch) | 3,460,000 [a] | 3,460,000 |
| Tompkins County Industrial Development Agency College and University Revenue, VRDN (Cortland College) 1.10% (LOC; HSBC Bank USA) | 4,725,000 [a] | 4,725,000 |
| Ulster County, GO Notes, BAN 2%, 11/19/2004 | 9,033,616 | 9,054,797 |
| Ulster County Industrial Development Agency, IDR, VRDN (Selux Corp. Project) 1.23% (LOC; The Bank of New York) | 2,260,000 [a] | 2,260,000 |
| Westchester County Industrial Development Agency VRDN: | | |
| Civic Facility Revenue: | | |
| (The Masters School) 1.10% (LOC; Allied Irish Bank) | 3,650,000 [a] | 3,650,000 |
| (Young Men's Christian Association) 1.09% (LOC; Allied Irish Bank) | 4,000,000 [a] | 4,000,000 |
| Commercial Facility Revenue (Panorama Flight Service Inc. Project) 1.14% (LOC; The Bank of New York) | 5,140,000 [a] | 5,140,000 |
| Yonkers Industrial Development Agency, Revenue, VRDN, Merlots Program 1.17% (Liquidity Facility; Wachovia Bank and LOC; GNMA) | 4,215,000 [a] | 4,215,000 |
| **Total Investments** (cost $349,392,658) | **99.9%** | **349,392,700** |
| **Cash and Receivables (Net)** | **.1%** | **343,421** |
| **Net Assets** | **100.0%** | **349,736,121** |

*See footnotes on page 39.*
*See notes to financial statements.*

| Dreyfus Tax Exempt Cash Management | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments—103.7%** | | |
| **Alabama—3.8%** | | |
| DCH Health Care Authority, Health Care Facilities Revenue | | |
|   VRDN 1.08% (LOC; Regions Bank) | 10,000,000 a | 10,000,000 |
| Jefferson County, Sewer Revenue, Refunding, VRDN: | | |
|   1.08% (Insured; XL Capital Assurance Liquidity Facility; Regions Bank) | 26,585,000 a | 26,585,000 |
|   1.12% (Insured; XL Capital Assurance Liquidity Facility; Societe Generale) | 10,000,000 a | 10,000,000 |
|   1.14% (Insured; XL Capital Assurance Liquidity Facility; Bank of Nova Scotia) | 43,700,000 a | 43,700,000 |
| **Arkansas—.4%** | | |
| University of Arkansas, College and University Revenues | | |
|   Refunding, VRDN (UAMS Campus) | | |
|   1.10% (Insured; MBIA and Liquidity Facility; Bank of America) | 9,600,000 a | 9,600,000 |
| **Colorado—3.7%** | | |
| Colorado Health Facilities Authority, Revenue: | | |
|   (Sisters Charity Health System) 1.23%, 12/1/2004 | 41,310,000 | 41,295,379 |
|   VRDN (Covenant Retirement) 1.08% (LOC; ABN-AMRO) | 12,900,000 a | 12,900,000 |
| Colorado State Education Loan Program, Revenue | | |
|   TRAN 1.50%, 8/9/2004 | 10,000,000 | 10,000,844 |
| Denver Urban Renewal Authority, Tax Increment Revenue | | |
|   VRDN 1.18% (Liquidity Facility; Merrill Lynch) | 12,495,000 a | 12,495,000 |
| Southern Ute Indian Tribe of Southern Ute Indian Reservation | | |
|   Industrial Revenue 1.08%, 8/2/2004 (Liquidity Facility; Bank One) | 11,000,000 | 11,000,000 |
| **Connecticut—.6%** | | |
| Town of Easton, GO Notes, BAN 1.75%, 11/10/2004 | 13,850,000 | 13,874,001 |
| **Delaware—1.1%** | | |
| Delaware Economic Development Authority, VRDN: | | |
|   MFHR (School House Project) 1.15% (LOC; HSBC Bank USA) | 13,500,000 a | 13,500,000 |
|   Private Schools Revenue (Catholic Diocese Wilmington) | | |
|     1.10% (LOC; Allied Irish Bank) | 12,500,000 a | 12,500,000 |
| **District of Columbia—1.8%** | | |
| District of Columbia, VRDN: | | |
|   Enterprise Zone Revenue (United Planning Organization) | | |
|     1.18% (LOC; M&T Bank) | 10,195,000 a | 10,195,000 |
|   GO Notes, Merlots Program 1.15% (Insured; AMBAC | | |
|     and Liquidity Facility; Wachovia Bank) | 7,335,000 a | 7,335,000 |
|   Revenues (American Public Health Association) | | |
|     1.10% (LOC; PNC Bank) | 9,730,000 a | 9,730,000 |
| District of Columbia National Academy of Science, Revenue | | |
|   CP 1.15%, 8/16/2004 (Insured; AMBAC and Liquidity | | |
|   Facility; NationsBank NA) | 15,500,000 | 15,500,000 |
| **Florida—1.4%** | | |
| Capital Projects Finance Authority, Revenue, VRDN, Capital Projects | | |
|   Loan Program 1.13% (Insured; FSA and LOC; SunTrust Bank) | 9,030,000 a | 9,030,000 |
| Orlando Utilities, Electric Revenue, CP | | |
|   1.10%, 8/17/2004 (Liquidity Facility; JP Morgan Chase Bank) | 8,900,000 | 8,900,000 |
| Saint Lucie County, Revenue, VRDN (Sage Living Center Project) | | |
|   1.13% (LOC; Regions Bank) | 4,445,000 a | 4,445,000 |
| City of Tampa, Educational Facilities Revenue, VRDN | | |
|   (Trinity School for Children Project) 1.13% (LOC; Regions Bank) | 5,380,000 a | 5,380,000 |
| Tampa Bay Water, Utility System Revenue, VRDN, Merlots Program | | |
|   1.15% (Insured; FGIC and Liquidity Facility; Wachovia Bank) | 5,690,000 a | 5,690,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments (continued)** | | |
| **Georgia—2.0%** | | |
| Gainesville and Hall County Development Authority, Revenue VRDN (Senior Living Facility-Lanier Village Estates) 1.30% (Insured; Radian Bank and Liquidity Facility; ABN-AMRO) | 17,750,000 a | 17,750,000 |
| Gwinnett County School District, GO Notes TAN 1.75%, 12/30/2004 | 30,000,000 | 30,044,315 |
| **Hawaii—.4%** | | |
| Honolulu City and County, GO Notes 1.18%, 12/2/2004 (Insured; FGIC and Liquidity Facility; FGIC) | 8,600,000 | 8,600,000 |
| **Idaho—.2%** | | |
| Idaho Housing and Finance Association, Nonprofit Facilities Revenue VRDN (Albertson College of Idaho Project) 1.10% (LOC; Key Bank) | 4,250,000 a | 4,250,000 |
| **Illinois—8.4%** | | |
| City of Chicago, GO Notes, VRDN 1.10% (Insured; FGIC and Liquidity Facility; Landesbank Baden-Wuerttemberg) | 13,000,000 a | 13,000,000 |
| Cook County, GO Notes, VRDN, Capital Improvement 1.07% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 10,000,000 a | 10,000,000 |
| State of Illinois, GO Notes: | | |
| 5%, 8/1/2004 | 4,000,000 | 4,000,426 |
| 2%, 10/22/2004 | 20,000,000 | 20,035,628 |
| VRDN, Merlots Program: | | |
| 1.15% (Insured; FSA and Liquidity Facility; Wachovia Bank) | 16,935,000 a | 16,935,000 |
| 1.15% (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 9,975,000 a | 9,975,000 |
| Illinois Health Facilities Authority, Revenues: | | |
| (Evanston Hospital Corp.): | | |
| 1.35%, 10/21/2004 | 10,000,000 | 10,000,000 |
| 1.20%, 11/15/2004 | 15,000,000 | 15,000,000 |
| 1.03%, 11/30/2004 | 20,000,000 | 20,000,000 |
| 1.60%, 3/31/2005 | 12,000,000 | 12,000,000 |
| VRDN: | | |
| (Franciscan Eldercare Service) 1.08% (LOC; ABN-AMRO) | 10,800,000 a | 10,800,000 |
| (Rehabilitation Institute of Chicago Project) 1.08% (LOC; Bank of America) | 45,100,000 a | 45,100,000 |
| Regional Transportation Authority, GO Notes VRDN, Merlots Program: | | |
| 1.15%, Series A-24 (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 10,165,000 a | 10,165,000 |
| 1.15%, Series A-73 (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 4,945,000 a | 4,945,000 |
| **Indiana—3.1%** | | |
| Indiana Bond Bank, Revenue, Mid-Year Funding Program 2.50%, 1/26/2005 (LOC; The Bank of New York) | 11,500,000 | 11,561,979 |
| Indiana Health Facility Financing Authority, VRDN, Health Facility Revenue (Clark Memorial Hospital Project) 1.25% (LOC; Bank One) | 9,430,000 a | 9,430,000 |
| Indiana Housing Finance Authority, SFMR 1.20%, 1/6/2005 | 4,330,000 | 4,330,000 |
| Indianapolis Local Public Improvement Bond Bank Revenue 2%, 1/6/2005 | 25,885,000 | 25,959,552 |
| Petersburg, PCR, Refunding, VRDN (Indiana Power and Light Co.) 1.10% (Insured; AMBAC and Liquidity Facility; ABN-AMRO) | 22,500,000 a | 22,500,000 |
| **Iowa—.7%** | | |
| Louisa County, PCR, Refunding, VRDN (Midwest Power System Inc. Project) 1.14% | 17,900,000 a | 17,900,000 |

| **Dreyfus Tax Exempt Cash Management** (continued) | Principal Amount ($) | Value ($) |
|---|---:|---:|
| **Tax Exempt Investments** (continued) | | |
| **Kansas—1.2%** | | |
| Kansas City, MFHR, Refunding, VRDN (Wood View Apartments Project) 1.14% (LOC; FHLB) | 10,195,000 a | 10,195,000 |
| Midwest Tax-Exempt Bond Grantor Trust, Revenue VRDN 1.32% (LOC; Huntington NB) | 8,575,450 a | 8,575,450 |
| Wyandotte County-Kansas City Unified Government GO Notes 1.35%, 4/1/2005 | 10,000,000 | 9,986,753 |
| **Kentucky—4.2%** | | |
| Elliot County, Residential Mortgage Revenue, VRDN 1.19% (GIC; Bayerische Landesbank) | 9,000,000 a | 9,000,000 |
| Jefferson County, VRDN: | | |
| Industrial Building Revenue, Refunding (Ursuline Campus) 1.13% (LOC; Fifth Third Bank) | 6,195,000 a | 6,195,000 |
| Retirement Home Revenue (Nazareth Library Project) 1.13% (LOC; Fifth Third Bank) | 13,290,000 a | 13,290,000 |
| Student Housing Industrial Building Revenue (University of Louisville Project) 1.11% (LOC; Wachovia Bank) | 19,900,000 a | 19,900,000 |
| Kentucky Rural Water Finance Corporation, Public Project Revenue 1.05%, 10/1/2004 | 3,000,000 | 3,000,000 |
| Lexington-Fayette Urban County Government, Educational Building Revenue, Refunding, VRDN (Lexington Christian) 1.13% (LOC; Fifth Third Bank) | 4,785,000 a | 4,785,000 |
| Madison County, Residential Mortgage Revenue, VRDN 1.19% (GIC; Bayerische Landesbank) | 9,000,000 a | 9,000,000 |
| Morehead League of Cities Funding Trust, Lease Program Revenue, VRDN 1.12% (LOC; U.S. Bank NA) | 10,000,000 a | 10,000,000 |
| Ohio County, PCR, VRDN (Big Rivers Electric Corp. Project) 1.09% (Insured; AMBAC and Liquidity Facility; Credit Suisse) | 11,200,000 a | 11,200,000 |
| Warren County, Hospital Facility Revenue, VRDN (Bowling Green-Warren County) 1.10% (LOC; Bank One) | 15,000,000 a | 15,000,000 |
| **Louisiana—2.5%** | | |
| Louisiana Local Government Environmental Facilities and Community Development Authority, Revenues, VRDN Merlots Program 1.15% (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 8,150,000 a | 8,150,000 |
| Louisiana Public Facilities Authority, VRDN: | | |
| HR, Refunding Hospital Equipment Financing Program 1.09% (LOC; Bank One) | 36,100,000 a | 36,100,000 |
| Private Schools Revenue (Metairie Park Country Day) 1.13% (LOC; Branch Banking and Trust) | 7,315,000 a | 7,315,000 |
| Tobacco Settlement Financing Corporation, Revenue, VRDN 1.28% (Liquidity Facility; Merrill Lynch) | 9,115,000 a | 9,115,000 |
| **Maryland—2.4%** | | |
| Frederick County, Industrial Revenue, Refunding VRDN (Manekin-Frederick Facility) 1.28% (LOC; M&T Bank) | 3,105,000 a | 3,105,000 |
| Maryland Community Development Administration Department of Housing and Community Development Revenue 1.17%, 12/21/2004 | 10,595,000 | 10,595,000 |
| Maryland Economic Development Corporation, Revenue VRDN (Legal Aid Bureau Inc. Facility) 1.28% (LOC; M&T Bank) | 2,700,000 a | 2,700,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments (continued)** | | |
| **Maryland (continued)** | | |
| Maryland Health and Higher Educational Facilities Authority, Revenue, VRDN: | | |
| (Mercy Ridge) 1.08% (LOC; M&T Bank) | 19,745,000 a | 19,745,000 |
| (Suburban Hospital) 1.12% (Liquidity Facility; M&T Bank) | 16,000,000 a | 16,000,000 |
| Montgomery County, EDR, VRDN | | |
| 1.11% (LOC; M&T Bank) | 6,000,000 a | 6,000,000 |
| **Massachusetts−3.6%** | | |
| Town of Acushnet, GO Notes, BAN 1.75%, 8/13/2004 | 28,864,000 | 28,869,476 |
| Blackstone Valley Vocational Regional School District GO Notes, BAN 1.75%, 3/11/2005 | 10,000,000 | 10,034,784 |
| Town of Edgar, GO Notes, BAN 2.25%, 1/19/2005 | 6,950,000 | 6,977,227 |
| Massachusetts Development Finance Agency, VRDN: | | |
| College and University Revenue (Suffolk University) | | |
| 1.18% (Insured; Radian Bank and Liquidity Facility) | 32,000,000 a | 32,000,000 |
| Revenue (Lesley University) 1.13% (LOC; Fleet National Bank) | 8,000,000 a | 8,000,000 |
| **Michigan−7.1%** | | |
| City of Detroit, Sewage Disposal Revenue, VRDN, Merlots Program: | | |
| 1.15%, Series A103 (Insured; FGIC and Liquidity Facility; Wachovia Bank) | 22,090,000 a | 22,090,000 |
| 1.15%, Series A112 (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 10,300,000 a | 10,300,000 |
| Detroit Downtown Development Authority, LR, Refunding, VRDN (Millender Center Project) 1.15% (LOC; HSBC Bank USA) | 17,200,000 a | 17,200,000 |
| Detroit Water Supply System, Water Revenue, VRDN: | | |
| Merlots Program 1.15% (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 10,490,000 a | 10,490,000 |
| Refunding 1.08% (Insured; MBIA and Liquidity Facility; Dexia Credit Locale) | 45,000,000 a | 45,000,000 |
| Lake St. Clair Shores Drainage District, GO Notes VRDN 1.14% (LOC; Comerica Bank) | 4,965,000 a | 4,965,000 |
| State of Michigan, Revenue 2%, 9/30/2004 | 20,000,000 | 20,033,339 |
| Michigan Hospital Finance Authority, Revenue, VRDN: | | |
| Healthcare Equipment Loan Program 1.07% (LOC; Fifth Third Bank) | 13,400,000 a | 13,400,000 |
| Hospital Equipment Loan Program 1.07% (LOC; ABN-AMRO) | 10,200,000 a | 10,200,000 |
| Michigan Municipal Bond Authority, Revenue 2%, 8/23/2004 (LOC; JP Morgan Chase Bank) | 17,000,000 | 17,009,811 |
| **Mississippi−1.0%** | | |
| Medical Center Educational Building Corporation, Revenue VRDN (Pediatric and Research Facilities Project) 1.08% (Insured; AMBAC and Liquidity Facility; Bank One) | 11,000,000 a | 11,000,000 |
| Mississippi Development Bank, Special Obligation Revenue, VRDN Merlots Program 1.15% (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 7,500,000 a | 7,500,000 |
| Mississippi Hospital Equipment and Facilities Authority, Revenue, VRDN (Mississippi Methodist Hospital) 1.25% (LOC; First Tennessee Bank) | 6,200,000 a | 6,200,000 |
| **Montana−1.4%** | | |
| Montana Facility Finance Authority, Revenue (Sisters Charity Health System) 1.23%, 12/1/2004 | 34,510,000 | 34,499,811 |
| **Nebraska−1.3%** | | |
| Nebhelp Inc., Revenue, VRDN 1.13% (Insured; MBIA and Liquidity Facility; Lloyds TSB Bank) | 31,780,000 a | 31,780,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments (continued)** | | |
| **Nevada—.9%** | | |
| Clark County School District, GO Notes, VRDN<br>  1.15% (Insured; FSA and Liquidity Facility; Wachovia Bank) | 9,965,000 a | 9,965,000 |
| Las Vegas Valley, GO Notes, CP 1.04%, 8/2/2004<br>  (LOC: Banque Nationale De Paris and Lloyds Bank) | 11,200,000 | 11,200,000 |
| **New Hampshire—.7%** | | |
| Durban, GO Notes, TAN 2.50%, 12/31/2004 | 3,700,000 | 3,716,486 |
| New Hampshire Health and Education Authority, HR<br>  VRDN (Wentworth Douglass Hospital) 1.20% (Insured;<br>  Radian Bank and Liquidity Facility; Fleet National Bank) | 7,500,000 a | 7,500,000 |
| New Hampshire Health and Education Facilities Authority, Revenue<br>  VRDN (Exeter Hospital Group) 1.15% (LOC; Fleet National Bank) | 6,500,000 a | 6,500,000 |
| **New Jersey—.4%** | | |
| Township of East Brunswick, GO Notes BAN 1.75%, 3/18/2005 | 8,800,000 | 8,827,180 |
| **New York—2.7%** | | |
| Cornwall Central School District, GO Notes<br>  BAN 2%, 10/15/2004 | 15,285,500 | 15,309,930 |
| Nassau County Tobacco Settlement Corporation, Revenue<br>  VRDN 1.19% (Liquidity Facility; Merrill Lynch) | 7,590,000 a | 7,590,000 |
| New York City Municipal Water Finance Authority<br>  Water and Sewer System Revenue, CP 1.18%, 11/4/2004<br>  (Liquidity Facility: Bayerische Landesbank and WestLB AG) | 10,000,000 | 10,000,000 |
| New York Counties Tobacco Trust I, Revenue, VRDN<br>  1.19% (Liquidity Facility; Merrill Lynch) | 21,525,000 a | 21,525,000 |
| Tobacco Settlement Financing Corporation, Revenue, VRDN<br>  1.17% (Liquidity Facility: Landesbank Hessen-Thuringen<br>  Girozentrale and Merrill Lynch) | 10,000,000 a | 10,000,000 |
| **Ohio—3.4%** | | |
| Akron Bath Copley Joint Township Hospital District, Health Care<br>  Facilities Revenue, VRDN (Sumner Project) 1.10% (LOC; KBC Bank) | 7,300,000 a | 7,300,000 |
| Franklin County, Health Care Facilities Revenue, VRDN<br>  (Creekside at the Village Project) 1.10% (LOC; Key Bank) | 7,250,000 a | 7,250,000 |
| Hamilton County, Hospital Facilities Revenue, VRDN<br>  (Children's Hospital Medical Center) 1.09% (LOC; U.S. Bank) | 21,550,000 a | 21,550,000 |
| Ohio State Higher Educational Facility, College and University Revenue<br>  VRDN (Ashland University Project) 1.13% (LOC; Key Bank) | 5,000,000 a | 5,000,000 |
| Toledo, GO Notes, BAN 2%, 10/21/2004 | 10,260,000 | 10,273,491 |
| University of Akron General Receipts, College and University Revenue<br>  VRDN 1.08% (Insured; FGIC and Liquidity Facility; Dexia Credit Locale) | 30,000,000 a | 30,000,000 |
| **Oklahoma—.8%** | | |
| Oklahoma Water Resources Board, Loan Program Revenue<br>  .98%, 10/1/2004 (Liquidity Facility; Bank of America) | 8,000,000 | 8,000,000 |
| Tulsa County Industrial Authority, Capital Improvements<br>  Revenue 1.40%, 11/15/2004 (Liquidity Facility; Bank of America) | 10,000,000 | 10,000,000 |
| **Oregon—1.3%** | | |
| State of Oregon, GO Notes, TAN 2.25%, 11/15/2004 | 14,000,000 | 14,047,336 |
| Oregon Housing and Community Services Department, Mortgage<br>  Revenue, Single-Family Mortgage Program 1.20%, 1/6/2005 | 6,840,000 | 6,840,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments (continued)** | | |
| **Oregon (continued)** | | |
| Salem Hospital Facility Authority, Revenue, Refunding, VRDN (Capital Manor Inc. Project) 1.13% (LOC; Bank One) | 9,550,000 a | 9,550,000 |
| **Pennsylvania—18.6%** | | |
| Chester County Health and Education Facilities Authority Retirement Community Revenue, VRDN (Kendal-Cosslands Communities Project) 1.11% (LOC; Allied Irish Bank) | 10,000,000 a | 10,000,000 |
| Cumberland County, GO Notes, VRDN 1.13% (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 3,170,000 a | 3,170,000 |
| Dallastown Area School District, GO Notes, VRDN 1.13% (Insured; FGIC and Liquidity Facility; BNP Paribas) | 4,800,000 a | 4,800,000 |
| Dauphin County General Authority, Revenue, VRDN: | | |
| 1.14% (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank) | 55,965,000 a | 55,965,000 |
| School District Pooled Financing Program II 1.14% (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia) | 40,200,000 a | 40,200,000 |
| Emmaus General Authority, Revenue, VRDN: | | |
| 1.10%, Sub-Series A-10 (LOC; DEPFA Bank) | 13,075,000 a | 13,075,000 |
| 1.10%, Sub-Series B-23 (LOC; DEPFA Bank) | 33,400,000 a | 33,400,000 |
| 1.10%, Sub-Series E-20 (LOC; DEPFA Bank) | 6,000,000 a | 6,000,000 |
| 1.10%, Sub-Series F-20 (LOC; DEPFA Bank) | 11,200,000 a | 11,200,000 |
| 1.10%, Sub-Series G-18 (LOC; DEPFA Bank) | 14,000,000 a | 14,000,000 |
| 1.11%, Series D (GIC; Goldman Sachs and Co.) | 40,400,000 a | 40,400,000 |
| 1.11%, Series E (GIC; Goldman Sachs and Co.) | 20,500,000 a | 20,500,000 |
| 1.11%, Series G (GIC; Goldman Sachs and Co.) | 10,000,000 a | 10,000,000 |
| Local Government: | | |
| 1.11%, Series B-6 (GIC; Goldman Sachs and Co.) | 14,300,000 a | 14,300,000 |
| 1.11%, Series F-1 (GIC; Goldman Sachs and Co.) | 29,800,000 a | 29,800,000 |
| Lancaster County Hospital Authority, Revenue, VRDN (Luthercare Project) 1.18% (LOC; M&T Bank) | 14,250,000 a | 14,250,000 |
| Lebanon County Health Facilities Authority, VRDN: | | |
| Health Center Revenue (United Church of Christ Homes) 1.18% (LOC; Allfirst Bank) | 8,620,000 a | 8,620,000 |
| Revenue (Cornwall Manor Project) 1.18% (Insured; Radian Bank and Liquidity Facility; Fleet National Bank) | 5,780,000 a | 5,780,000 |
| Montgomery County Higher Education and Health Authority Private Schools Revenue, VRDN (William Penn Charter) 1.13% (LOC; PNC Bank) | 11,000,000 a | 11,000,000 |
| Montgomery County Industrial Development Authority Revenue, VRDN (Northwestern Human Services) 1.14% (LOC; Commerce Bank) | 13,930,000 a | 13,930,000 |
| New Garden General Authority, Municipal Revenue VRDN, Municipal Pooled Financing Program I 1.14% (Insured; AMBAC and Liquidity Facility: Bank of Scotia Scotia and Dexia Credit Locale) | 30,750,000 a | 30,750,000 |
| State of Pennsylvania, GO Notes, VRDN Merlots Program 1.15% (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 5,850,000 a | 5,850,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments (continued)** | | |
| **Pennsylvania (continued)** | | |
| Philadelphia Hospitals and Higher Education Facilities Authority, Revenue, Refunding, VRDN (Philadelphia Protestant Home) 1.15% (LOC; Fleet National Bank) | 9,310,000 a | 9,310,000 |
| Schuylkill County, GO Notes, VRDN 1.13% (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 7,090,000 a | 7,090,000 |
| West Cornwall Township Municipal Authority, VRDN: GO Notes, Refunding (Bethlehem School District Project) 1.12% (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 18,000,000 a | 18,000,000 |
| Revenue, Pennsylvania General Government Loan Program 1.12% (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 14,815,000 a | 14,815,000 |
| **South Carolina—1.1%** | | |
| Greer, Combined Utilities System Revenue, VRDN, Merlots Program 1.15% (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 8,325,000 a | 8,325,000 |
| South Carolina Jobs Economic Development Authority, Health Facilities Revenue, Refunding, VRDN (Episcopal Church Home) 1.18% (Insured; Radian Bank and Liquidity Facility; Wachovia Bank) | 14,425,000 a | 14,425,000 |
| Tobacco Settlement Revenue Management Authority Tobacco Settlement Revenue, VRDN 1.28% (Liquidity Facility; Merrill Lynch) | 2,645,000 a | 2,645,000 |
| **Tennessee—2.5%** | | |
| Blount County Public Building Authority, Revenue VRDN, Local Government Public Improvement: 1.10%, Series A-6B (Insured; AMBAC and Liquidity Facility; Regions Bank) | 5,170,000 a | 5,170,000 |
| 1.10%, Series A-7A (Insured; AMBAC and Liquidity Facility; Regions Bank) | 5,000,000 a | 5,000,000 |
| Sevier County Public Building Authority, Local Government Public Improvement, VRDN: Revenue: 1.10% (Insured; AMBAC and Liquidity Facility; KBC Bank) | 8,465,000 a | 8,465,000 |
| 1.10% (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 8,355,000 a | 8,355,000 |
| Water Revenue 1.10% (Insured; AMBAC and Liquidity Facility; KBC Bank) | 12,500,000 a | 12,500,000 |
| Sevierville, GO Notes, BAN 1.50%, 9/15/2004 | 21,000,000 | 21,012,712 |
| **Texas—12.3%** | | |
| Aldine Independent School District, GO Notes 1.73%, 6/15/2005 (Insured; Permanent School Fund Guaranteed and Liquidity Facility; Dexia Credit Locale) | 15,000,000 | 15,000,000 |
| Dallas Area Rapid Transit, Transportation Revenue: CP 1.15%, 9/16/2004 (Liquidity Facility: Bayerische Landesbank, Landesbank Baden-Wuerttemberg, State Street Bank and Trust Co. and WestLB AG) | 20,000,000 | 20,000,000 |
| VRDN, Merlots Program 1.15% (Insured: AMBAC and FGIC and Liquidity Facility; Wachovia Bank) | 24,080,000 a | 24,080,000 |
| El Paso Independent School District, GO Notes 4%, 10/7/2004 (Insured; Permanent School Fund Guaranteed and Liquidity Facility; DEPFA Bank) | 12,100,000 | 12,161,253 |

| Dreyfus Tax Exempt Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments (continued)** | | |
| **Texas (continued)** | | |
| Fort Bend County, GO Notes, Refunding Permanent Improvement 2%, 9/1/2004 (Insured; MBIA) | 2,720,000 | 2,722,327 |
| Harris County, GO Notes, CP 1.07%, 8/19/2004 (Liquidity Facility; Bank of Nova Scotia) | 6,180,000 | 6,180,000 |
| City of Houston, GO Notes, CP 1.12%, 8/25/2004 (Liquidity Facility: Bank of Nova Scotia, Landesbank Hessen-Thuringen Girozentrale and Toronto Dominion Bank) | 15,000,000 | 15,000,000 |
| Houston Higher Education Facility, Education Revenue CP (Rice University) 1.15%, 9/9/2004 | 8,000,000 | 8,000,000 |
| City of San Antonio, Water Revenue: | | |
| CP: | | |
| 1.09%, 8/18/2004 (Liquidity Facility; Bank of America) | 33,500,000 | 33,500,000 |
| 1.10%, 8/24/2004 (Liquidity Facility; Bank of America) | 5,500,000 | 5,500,000 |
| VRDN: | | |
| Merlots Program 1.15% (Liquidity Facility; Wachovia Bank) | 10,000,000 [a] | 10,000,000 |
| Refunding 1.08% (Insured; MBIA and Liquidity Facility; JP Morgan Chase Bank) | 7,800,000 [a] | 7,800,000 |
| State of Texas, Revenue, TRAN 2%, 8/31/2004 | 99,700,000 | 99,771,642 |
| Texas Municipal Power Agency, Electric Revenue, CP 1.08%, 8/2/2004 (Liquidity Facility: Bayerische Landesbank, JP Morgan Chase Bank and State Street Bank and Trust Co.) | 10,000,000 | 10,000,000 |
| University of Texas System Board of Regents, Education Revenue, CP 1.12%, 9/17/2004 | 25,000,000 | 25,000,000 |
| **Utah—.9%** | | |
| Intermountain Power Agency, Electric Revenue, CP 1.11%, 8/3/2004 (Liquidity Facility: Bank of America and Bank of Nova Scotia) | 20,000,000 | 20,000,000 |
| **Vermont—.4%** | | |
| Vermont Educational and Health Buildings Financing Agency VRDN: | | |
| College and University Revenue, Capital Asset Financing Program 1.18% (LOC; M&T Bank) | 3,525,000 [a] | 3,525,000 |
| Revenue (Rutland Regional Medical Project) 1.11% (Insured; Radian Bank and Liquidity Facility; Fleet National Bank) | 6,155,000 [a] | 6,155,000 |
| **Virginia—.7%** | | |
| Alexandria Industrial Development Authority, Revenue, VRDN (Institute for Defense Analyses) 1.19% (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 16,445,000 [a] | 16,445,000 |
| **Washington—2.6%** | | |
| State of Washington, GO Notes, VRDN, Merlots Program: | | |
| 1.15% (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank) | 20,010,000 [a] | 20,010,000 |
| 1.15% (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 5,970,000 [a] | 5,970,000 |
| Washington Health Care Facilities Authority, Revenues, VRDN: | | |
| (Provail) 1.10% (LOC; Key Bank) | 6,920,000 [a] | 6,920,000 |
| (Seattle Cancer Care) 1.10% (LOC; Key Bank) | 21,090,000 [a] | 21,090,000 |
| Washington Higher Education Facilities Authority, Revenue VRDN (St. Martins College Project) | | |
| 1.12% (LOC; U.S. Bank NA) | 7,115,000 [a] | 7,115,000 |

STATEMENT OF INVESTMENTS (Unaudited) *(continued)*

| Dreyfus Tax Exempt Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments** (continued) | | |
| **Wisconsin−2.1%** | | |
| Badger Tobacco Asset Securitization Corporation Tobacco Settlement Revenue, VRDN 1.23% (Liquidity Facility: Lloyds TBS Bank and Merrill Lynch) | 6,560,000 [a] | 6,560,000 |
| Franklin Community Development Authority Redevelopment Revenue, VRDN (Indian Community School of Milwaukee) 1.08% (LOC; Bank One) | 11,000,000 [a] | 11,000,000 |
| City of Milwaukee, GO Notes 2%, 2/15/2005 (Insured; FSA) | 14,840,000 | 14,904,952 |
| Sun Prairie Area School District, Revenue BAN 1.60%, 10/6/2004 | 5,000,000 | 5,000,428 |
| State of Wisconsin, Transportation Revenue, CP 1.20%, 1/12/2005 (Liquidity Facility; WestLB AG) | 13,000,000 | 13,000,000 |
| **Total Investments** (cost $2,480,884,148) | **103.7%** | **2,480,896,512** |
| **Liabilities, Less Cash and Receivables** | **(3.7%)** | **(87,583,002)** |
| **Net Assets** | **100.0%** | **2,393,313,510** |

*See footnotes on page 39.*
*See notes to financial statements.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **AMBAC** | American Municipal Bond Assurance Corporation | **LOC** | Letter of Credit |
| **BAN** | Bond Anticipation Notes | **LOR** | Limited Obligation Revenue |
| **COP** | Certificate of Participation | **LR** | Lease Revenue |
| **CP** | Commercial Paper | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **EDR** | Economic Development Revenue | **MFHR** | Multi-Family Housing Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **PCR** | Pollution Control Revenue |
| **FHLB** | Federal Home Loan Bank | **RAN** | Revenue Anticipation Notes |
| **FHLMC** | Federal Home Loan Mortgage Corporation | **RAW** | Revenue Anticipation Warrants |
| **FNMA** | Federal National Mortgage Association | **SFHR** | Single Family Housing Revenue |
| **FSA** | Financial Security Assurance | **SFMR** | Single Family Mortgage Revenue |
| **GIC** | Guaranteed Investment Contract | **SWDR** | Solid Waste Disposal Revenue |
| **GNMA** | Government National Mortgage Association | **TAN** | Tax Anticipation Notes |
| **GO** | General Obligation | **TRAN** | Tax and Revenue Anticipation Notes |
| **HR** | Hospital Revenue | **VRDN** | Variable Rate Demand Notes |
| **IDR** | Industrial Development Revenue | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| | | | | | | Value (%) | | |
|---|---|---|---|---|---|---|---|---|
| **Fitch** | **or** | **Moody's** | **or** | **Standard & Poor's** | | **Dreyfus Municipal Cash Management Plus** | **Dreyfus New York Municipal Cash Management** | **Dreyfus Tax Exempt Cash Management** |
| F1+, F1 | | VMIG1, MIG1, P1 | | SP1+, SP1, A1+, A1 | | 86.2 | 78.5 | 86.2 |
| AAA, AA, A c | | Aaa, Aa, A c | | AAA, AA, A c | | 7.5 | 9.6 | 9.5 |
| Not Rated d | | Not Rated d | | Not Rated d | | 6.3 | 11.9 | 4.3 |
| | | | | | | **100.0** | **100.0** | **100.0** |

a  Securities payable on demand. Variable interest rate—subject to periodic change.

b  These securities are prefunded; the date shown represents the prefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

c  Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

d  Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

## Summary of Industries (Unaudited) †

| | Value (%) | | |
|---|---|---|---|
| | **Dreyfus Municipal Cash Management Plus** | **Dreyfus New York Municipal Cash Management** | **Dreyfus Tax Exempt Cash Management** |
| Housing | 17.7 | 23.2 | 3.9 |
| Education | 16.7 | 11.2 | 17.3 |
| Transportation | 11.9 | 5.4 | 4.1 |
| Health Care | 9.7 | 4.2 | 21.5 |
| Industrial Revenue | 9.1 | 16.1 | 3.2 |
| State/Territory General Obligation | 8.5 | 3.5 | 10.5 |
| Utility-Electric Revenue | 5.8 | 4.0 | 4.5 |
| Utility-Water & Sewer Revenue | 5.8 | 14.6 | 8.6 |
| County General Obligation | 2.9 | 2.6 | 3.1 |
| Pollution Control | 1.9 | – | 1.2 |
| City-Municipal General Obligation | 1.6 | 5.1 | 6.4 |
| Other | 8.2 | 10.0 | 19.4 |
| **Total** | **99.8** | **99.9** | **103.7** |

†  Based on net assets

# STATEMENT OF ASSETS AND LIABILITIES

(amounts in thousands, except Net Asset Value Per Share)

July 31, 2004 (Unaudited)

| | Dreyfus Cash Management | Dreyfus Cash Management Plus, Inc. | Dreyfus Government Cash Management | Dreyfus Government Prime Cash Management | Dreyfus Treasury Cash Management | Dreyfus Treasury Prime Cash Management |
|---|---|---|---|---|---|---|
| **Assets ($):** | | | | | | |
| Investments at value–Note 1(a,b)+ | 11,485,493 | 12,414,802 | 8,027,809 | 1,112,395 | 4,380,759 | 2,510,989 |
| Cash | – | – | 10,694 | – | – | – |
| Receivable for investment securites sold | – | – | – | 25,001 | 175,006 | 75,002 |
| Interest receivable | 9,287 | 28,314 | 8,772 | 3,194 | 11,395 | 7,764 |
| | **11,494,780** | **12,443,116** | **8,047,275** | **1,140,590** | **4,567,160** | **2,593,755** |
| **Liabilities ($):** | | | | | | |
| Due to The Dreyfus Corporation and affiliates–Note 2(b) | 2,365 | 2,947 | 1,948 | 327 | 1,125 | 669 |
| Cash overdraft due to Custodian | 11,687 | 2,140 | – | 1,444 | 445 | 12,461 |
| Payable for shares of Beneficial Interest/Common Stock redeemed | 32 | 426 | – | – | – | 11 |
| | **14,084** | **5,513** | **1,948** | **1,771** | **1,570** | **13,141** |
| **Net Assets ($)** | **11,480,696** | **12,437,603** | **8,045,327** | **1,138,819** | **4,565,590** | **2,580,614** |
| **Composition of Net Assets ($):** | | | | | | |
| Paid-in capital | 11,480,709 | 12,437,589 | 8,045,499 | 1,138,870 | 4,565,590 | 2,580,762 |
| Accumulated net realized gain (loss) on investments | (13) | 14 | (172) | (51) | – | (148) |
| **Net Assets ($)** | **11,480,696** | **12,437,603** | **8,045,327** | **1,138,819** | **4,565,590** | **2,580,614** |
| **Net Asset Value Per Share** | | | | | | |
| **Institutional Shares** | | | | | | |
| Net Assets ($) | 10,056,863 | 9,827,509 | 5,088,324 | 539,637 | 2,943,192 | 1,560,375 |
| Shares Outstanding | 10,056,909 | 9,827,594 | 5,088,485 | 539,666 | 2,943,293 | 1,560,672 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Investor Shares** | | | | | | |
| Net Assets ($) | 1,068,461 | 1,036,856 | 1,220,401 | 228,935 | 1,286,539 | 787,357 |
| Shares Outstanding | 1,068,450 | 1,036,818 | 1,220,410 | 228,937 | 1,286,454 | 787,292 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Administrative Shares** | | | | | | |
| Net Assets ($) | 216,794 | 951,812 | 1,244,242 | 151,476 | 200,216 | 95,209 |
| Shares Outstanding | 216,784 | 951,789 | 1,244,246 | 151,475 | 200,214 | 95,196 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Participant Shares** | | | | | | |
| Net Assets ($) | 138,578 | 621,426 | 492,360 | 218,771 | 135,643 | 137,673 |
| Shares Outstanding | 138,567 | 621,388 | 492,358 | 218,792 | 135,629 | 137,602 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |
| † Investments at cost ($) | 11,485,493 | 12,414,802 | 8,027,809 | 1,112,395 | 4,380,759 | 2,510,989 |

*a* Amounts include repurchase agreements of $1,682,000,000 for Dreyfus Treasury Cash Management. See Note 1(b).

See notes to financial statements.

| | Dreyfus Municipal Cash Management Plus | Dreyfus New York Municipal Cash Management | Dreyfus Tax Exempt Cash Management |
|---|---|---|---|
| **Assets ($):** | | | |
| Investments at value—Note 1 (a)† | 770,752 | 349,393 | 2,480,897 |
| Interest receivable | 1,974 | 931 | 7,092 |
| | **772,726** | **350,324** | **2,487,989** |
| **Liabilities ($):** | | | |
| Due to The Dreyfus Corporation and affiliates—Note 2(b) | 159 | 69 | 512 |
| Cash overdraft due to Custodian | 118 | 418 | 42,573 |
| Payable for investment securities purchased | – | – | 51,550 |
| Payable for shares of Beneficial Interest redeemed | 5 | 101 | 40 |
| | **282** | **588** | **94,675** |
| **Net Assets ($)** | **772,444** | **349,736** | **2,393,314** |
| **Composition of Net Assets ($):** | | | |
| Paid-in capital | 772,440 | 349,739 | 2,393,395 |
| Accumulated net realized gain (loss) on investments | 4 | (3) | (94) |
| Accumulated gross unrealized appreciation on investments | – | – | 13 |
| **Net Assets ($)** | **772,444** | **349,736** | **2,393,314** |
| **Net Asset Value Per Share** | | | |
| **Instititutional Shares** | | | |
| Net Assets ($) | 533,656 | 288,003 | 1,851,715 |
| Shares Outstanding | 533,772 | 288,006 | 1,851,842 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** |
| **Investor Shares** | | | |
| Net Assets ($) | 89,970 | 54,804 | 236,435 |
| Shares Outstanding | 89,953 | 54,806 | 236,439 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** |
| **Administrative Shares** | | | |
| Net Assets ($) | 128,764 | 2,056 | 282,479 |
| Shares Outstanding | 128,748 | 2,056 | 282,449 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** |
| **Participant Shares** | | | |
| Net Assets ($) | 20,054 | 4,873 | 22,685 |
| Shares Outstanding | 20,050 | 4,873 | 22,665 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** |
| † Investments at cost ($) | 770,752 | 349,393 | 2,480,884 |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

(amounts in thousands)

Six Months Ended July 31, 2004 (Unaudited)

| | Dreyfus Cash Management | Dreyfus Cash Management Plus, Inc. | Dreyfus Government Cash Management | Dreyfus Government Prime Cash Management | Dreyfus Treasury Cash Management | Dreyfus Treasury Prime Cash Management |
|---|---|---|---|---|---|---|
| **Investment Income ($):** | | | | | | |
| **Interest Income** | **66,507** | **94,011** | **45,581** | **5,841** | **25,179** | **14,629** |
| **Expenses:** | | | | | | |
| Management fee−Note 2(a) | 11,798 | 16,002 | 8,086 | 1,113 | 4,812 | 2,795 |
| Distribution fees−Note 2(b) | 1,930 | 3,635 | 3,225 | 801 | 1,924 | 1,474 |
| **Total Expenses** | **13,728** | **19,637** | **11,311** | **1,914** | **6,736** | **4,269** |
| **Investment Income−Net** | **52,779** | **74,374** | **34,270** | **3,927** | **18,443** | **10,360** |
| **Net Realized Gain (Loss) on Investments−Note 1(b) ($)** | **(18)** | **−** | **1** | **(1)** | **(6)** | **(17)** |
| **Net Increase in Net Assets Resulting from Operations** | **52,761** | **74,374** | **34,271** | **3,926** | **18,437** | **10,343** |

*See notes to financial statements.*

| | Dreyfus Municipal Cash Management Plus | Dreyfus New York Municipal Cash Management | Dreyfus Tax Exempt Cash Management |
|---|---|---|---|
| **Investment Income ($):** | | | |
| **Interest Income** | **4,528** | **1,776** | **14,044** |
| **Expenses:** | | | |
| Management fee–Note 2(a) | 841 | 341 | 2,628 |
| Distribution fees–Note 2(b) | 206 | 57 | 442 |
| **Total Expenses** | **1,047** | **398** | **3,070** |
| **Investment Income–Net** | **3,481** | **1,378** | **10,974** |
| **Net Realized Gain (Loss) on Investments–Note 1(b) ($):** | | | |
| Net realized gain (loss) on investments | – | – | 6 |
| Net unrealized appreciation (depreciation) on investments | – | – | 13 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **–** | **–** | **19** |
| **Net Increase in Net Assets Resulting from Operations** | **3,481** | **1,378** | **10,993** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

(amounts in thousands)

| | Dreyfus Cash Management | | Dreyfus Cash Management Plus, Inc. | |
|---|---|---|---|---|
| | **Six Months Ended July 31, 2004 (Unaudited)** | **Year Ended January 31, 2004** | **Six Months Ended July 31, 2004 (Unaudited)** | **Year Ended January 31, 2004** |
| **Operations ($):** | | | | |
| Investment income–net | 52,779 | 124,101 | 74,374 | 243,417 |
| Net realized gain (loss) on investments | (18) | 126 | – | 8 |
| **Net Increase (Decrease) in Net Assets** | | | | |
| **Resulting from Operations** | **52,761** | **124,227** | **74,374** | **243,425** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income–net: | | | | |
| Institutional Shares | (47,352) | (107,271) | (61,301) | (203,854) |
| Investor Shares | (3,857) | (11,560) | (4,159) | (13,501) |
| Administrative Shares | (1,079) | (4,606) | (6,852) | (19,828) |
| Participant Shares | (491) | (664) | (2,062) | (6,234) |
| **Total Dividends** | **(52,779)** | **(124,101)** | **(74,374)** | **(243,417)** |
| **Beneficial Interest/Capital Stock Transactions** ($1.00 per share): | | | | |
| Net proceeds from shares sold: | | | | |
| Institutional Shares | 34,967,285 | 78,336,931 | 58,796,348 | 153,284,495 |
| Investor Shares | 4,088,773 | 9,923,067 | 3,383,273 | 9,192,938 |
| Administrative Shares | 900,860 | 3,314,323 | 5,817,361 | 13,103,920 |
| Participant Shares | 699,746 | 534,310 | 1,672,326 | 3,682,130 |
| Dividends reinvested: | | | | |
| Institutional Shares | 9,409 | 29,474 | 27,467 | 90,249 |
| Investor Shares | 1,853 | 5,746 | 3,726 | 11,344 |
| Administrative Shares | 501 | 1,974 | 6,195 | 19,236 |
| Participant Shares | 421 | 549 | 1,952 | 5,982 |
| Cost of shares redeemed: | | | | |
| Institutional Shares | (34,426,462) | (80,269,427) | (63,245,511) | (163,762,783) |
| Investor Shares | (4,276,679) | (10,487,814) | (3,552,454) | (10,168,278) |
| Administrative Shares | (939,123) | (3,731,234) | (6,451,093) | (13,574,137) |
| Participant Shares | (693,516) | (520,678) | (2,010,058) | (3,759,193) |
| **Increase (Decrease) in Net Assets from** | | | | |
| **Beneficial Interest/Capital Stock Transactions** | **333,068** | **(2,862,779)** | **(5,550,468)** | **(11,874,097)** |
| **Total Increase (Decrease) In Net Assets** | **333,050** | **(2,862,653)** | **(5,550,468)** | **(11,874,089)** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 11,147,646 | 14,010,299 | 17,988,071 | 29,862,160 |
| **End of Period** | **11,480,696** | **11,147,646** | **12,437,603** | **17,988,071** |

*See notes to financial statements.*

| | Dreyfus Government Cash Management | | Dreyfus Government Prime Cash Management | |
|---|---|---|---|---|
| | Six Months Ended July 31, 2004 (Unaudited) | Year Ended January 31, 2004 | Six Months Ended July 31, 2004 (Unaudited) | Year Ended January 31, 2004 |
| **Operations ($):** | | | | |
| Investment income—net | 34,270 | 95,832 | 3,927 | 7,569 |
| Net realized gain (loss) on investments | 1 | (184) | (1) | 10 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **34,271** | **95,648** | **3,926** | **7,579** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income—net: | | | | |
| Institutional Shares | (24,329) | (70,823) | (2,160) | (3,150) |
| Investor Shares | (4,336) | (11,627) | (711) | (1,942) |
| Administrative Shares | (4,126) | (9,675) | (578) | (1,369) |
| Participant Shares | (1,479) | (3,707) | (478) | (1,108) |
| **Total Dividends** | **(34,270)** | **(95,832)** | **(3,927)** | **(7,569)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | | | |
| Net proceeds from shares sold: | | | | |
| Institutional Shares | 20,741,311 | 59,615,996 | 1,145,672 | 1,432,031 |
| Investor Shares | 4,469,534 | 8,644,437 | 228,067 | 701,314 |
| Administrative Shares | 1,857,811 | 3,241,925 | 857,227 | 1,189,582 |
| Participant Shares | 696,788 | 1,236,375 | 622,160 | 1,463,668 |
| Dividends reinvested: | | | | |
| Institutional Shares | 11,512 | 30,415 | 2,010 | 2,759 |
| Investor Shares | 3,403 | 9,688 | 634 | 1,634 |
| Administrative Shares | 1,758 | 5,774 | 543 | 1,265 |
| Participant Shares | 1,154 | 2,658 | 427 | 894 |
| Cost of shares redeemed: | | | | |
| Institutional Shares | (21,073,927) | (62,321,077) | (1,022,770) | (1,305,459) |
| Investor Shares | (4,558,989) | (8,938,712) | (242,655) | (733,095) |
| Administrative Shares | (1,515,196) | (3,485,455) | (836,597) | (1,276,763) |
| Participant Shares | (812,718) | (1,277,340) | (633,271) | (1,560,534) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(177,559)** | **(3,235,316)** | **121,447** | **(82,704)** |
| **Total Increase (Decrease) In Net Assets** | **(177,558)** | **(3,235,500)** | **121,446** | **(82,694)** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 8,222,885 | 11,458,385 | 1,017,373 | 1,100,067 |
| **End of Period** | **8,045,327** | **8,222,885** | **1,138,819** | **1,017,373** |

*See notes to financial statements.*

(amounts in thousands)

| | Dreyfus Treasury Cash Management | | Dreyfus Treasury Prime Cash Management | |
|---|---|---|---|---|
| | Six Months Ended July 31, 2004 (Unaudited) | Year Ended January 31, 2004 | Six Months Ended July 31, 2004 (Unaudited) | Year Ended January 31, 2004 |
| **Operations ($):** | | | | |
| Investment income—net | 18,443 | 42,421 | 10,360 | 32,200 |
| Net realized gain (loss) on investments | (6) | 176 | (17) | (70) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **18,437** | **42,597** | **10,343** | **32,130** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income—net: | | | | |
| Institutional Shares | (14,041) | (34,177) | (7,046) | (22,244) |
| Investor Shares | (3,911) | (7,554) | (2,601) | (7,739) |
| Administrative Shares | (199) | (176) | (334) | (826) |
| Participant Shares | (292) | (514) | (379) | (1,391) |
| **Total Dividends** | **(18,443)** | **(42,421)** | **(10,360)** | **(32,200)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | | | |
| Net proceeds from shares sold: | | | | |
| Institutional Shares | 13,607,072 | 29,210,397 | 4,084,479 | 8,112,636 |
| Investor Shares | 5,064,581 | 7,867,829 | 1,572,527 | 3,698,184 |
| Administrative Shares | 370,103 | 363,162 | 48,163 | 149,427 |
| Participant Shares | 284,211 | 466,922 | 436,332 | 1,047,411 |
| Dividends reinvested: | | | | |
| Institutional Shares | 2,992 | 8,026 | 1,776 | 8,754 |
| Investor Shares | 843 | 2,507 | 1,785 | 4,674 |
| Administrative Shares | 190 | 169 | 210 | 640 |
| Participant Shares | 88 | 248 | 247 | 760 |
| Cost of shares redeemed: | | | | |
| Institutional Shares | (13,979,301) | (29,303,464) | (4,310,961) | (9,627,602) |
| Investor Shares | (5,066,934) | (7,581,338) | (1,581,429) | (4,169,379) |
| Administrative Shares | (190,213) | (366,641) | (50,358) | (257,719) |
| Participant Shares | (271,877) | (396,072) | (477,158) | (1,190,857) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(178,245)** | **271,745** | **(274,387)** | **(2,223,071)** |
| **Total Increase (Decrease) In Net Assets** | **(178,251)** | **271,921** | **(274,404)** | **(2,223,141)** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 4,743,841 | 4,471,920 | 2,855,018 | 5,078,159 |
| **End of Period** | **4,565,590** | **4,743,841** | **2,580,614** | **2,855,018** |

*See notes to financial statements.*

| | Dreyfus Municipal Cash Management Plus | | Dreyfus New York Municipal Cash Management | | Dreyfus Tax Exempt Cash Management | |
|---|---|---|---|---|---|---|
| | Six Months Ended July 31, 2004 (Unaudited) | Year Ended January 31, 2004 | Six Months Ended July 31, 2004 (Unaudited) | Year Ended January 31, 2004 | Six Months Ended July 31, 2004 (Unaudited) | Year Ended January 31, 2004 |
| **Operations ($):** | | | | | | |
| Investment income–net | 3,481 | 4,465 | 1,378 | 3,506 | 10,974 | 21,512 |
| Net realized gain (loss) on investments | – | 33 | – | – | 6 | 296 |
| Net unrealized appreciation (depreciation) on investments | – | – | – | – | 13 | (2) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **3,481** | **4,498** | **1,378** | **3,506** | **10,993** | **21,806** |
| **Dividends to Shareholders from ($):** | | | | | | |
| Investment income–net: | | | | | | |
| Institutional Shares | (2,711) | (2,806) | (1,247) | (3,298) | (9,300) | (18,304) |
| Investor Shares | (283) | (605) | (117) | (164) | (571) | (828) |
| Administrative Shares | (443) | (963) | (6) | (30) | (1,009) | (2,125) |
| Participant Shares | (44) | (91) | (8) | (14) | (94) | (255) |
| **Total Dividends** | **(3,481)** | **(4,465)** | **(1,378)** | **(3,506)** | **(10,974)** | **(21,512)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | | | | | |
| Net proceeds from shares sold: | | | | | | |
| Institutional Shares | 2,141,042 | 2,179,247 | 313,358 | 806,445 | 6,610,666 | 10,440,958 |
| Investor Shares | 327,670 | 439,916 | 83,317 | 69,837 | 569,448 | 529,666 |
| Administrative Shares | 208,557 | 358,021 | 10,368 | 61,500 | 359,880 | 609,186 |
| Participant Shares | 77,943 | 69,337 | 11,572 | 4,673 | 101,222 | 280,737 |
| Dividends reinvested: | | | | | | |
| Institutional Shares | 1,984 | 2,217 | 294 | 874 | 4,563 | 8,428 |
| Investor Shares | 239 | 518 | 117 | 164 | 304 | 371 |
| Administrative Shares | 438 | 948 | 6 | 28 | 632 | 1,558 |
| Participant Shares | 44 | 90 | 8 | 14 | 27 | 68 |
| Cost of shares redeemed: | | | | | | |
| Institutional Shares | (2,331,695) | (1,682,956) | (333,227) | (916,524) | (6,697,994) | (10,588,396) |
| Investor Shares | (325,657) | (444,983) | (56,868) | (62,579) | (455,668) | (527,153) |
| Administrative Shares | (188,775) | (360,562) | (8,554) | (67,614) | (390,329) | (483,410) |
| Participant Shares | (76,501) | (66,980) | (9,108) | (4,248) | (125,027) | (373,341) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(164,711)** | **494,813** | **11,283** | **(107,430)** | **(22,276)** | **(101,328)** |
| **Total Increase (Decrease) In Net Assets** | **(164,711)** | **494,846** | **11,283** | **(107,430)** | **(22,257)** | **(101,034)** |
| **Net Assets ($):** | | | | | | |
| Beginning of Period | 937,155 | 442,309 | 338,453 | 445,883 | 2,415,571 | 2,516,605 |
| **End of Period** | **772,444** | **937,155** | **349,736** | **338,453** | **2,393,314** | **2,415,571** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) | |
| **Dreyfus Cash Management** | | | | | | | | | |
| **Institutional Shares** | | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .005 | (.005) | 1.00 | .92[a] | .20[a] | .93[a] | 10,057 | |
| Year Ended January 31, | | | | | | | | | |
| 2004 | 1.00 | .010 | (.010) | 1.00 | .99 | .20 | .99 | 9,507 | |
| 2003 | 1.00 | .016 | (.016) | 1.00 | 1.66 | .20 | 1.65 | 11,410 | |
| 2002 | 1.00 | .037 | (.037) | 1.00 | 3.77 | .20 | 3.64 | 13,260 | |
| 2001 | 1.00 | .063 | (.063) | 1.00 | 6.46 | .20 | 6.24 | 9,125 | |
| 2000 | 1.00 | .051 | (.051) | 1.00 | 5.19 | .20 | 5.12 | 9,015 | |
| **Investor Shares** | | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .003 | (.003) | 1.00 | .68[a] | .45[a] | .68[a] | 1,068 | |
| Year Ended January 31, | | | | | | | | | |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .74 | .45 | .74 | 1,254 | |
| 2003 | 1.00 | .014 | (.014) | 1.00 | 1.41 | .45 | 1.40 | 1,814 | |
| 2002 | 1.00 | .035 | (.035) | 1.00 | 3.51 | .45 | 3.39 | 1,286 | |
| 2001 | 1.00 | .060 | (.060) | 1.00 | 6.19 | .45 | 5.99 | 967 | |
| 2000 | 1.00 | .048 | (.048) | 1.00 | 4.93 | .45 | 4.88 | 678 | |
| **Administrative Shares** | | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .004 | (.004) | 1.00 | .82[a] | .30[a] | .83[a] | 217 | |
| Year Ended January 31, | | | | | | | | | |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .89 | .30 | .89 | 255 | |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.56 | .30 | 1.55 | 669 | |
| 2002 | 1.00 | .036 | (.036) | 1.00 | 3.67 | .30 | 3.54 | 506 | |
| 2001 | 1.00 | .062 | (.062) | 1.00 | 6.35 | .30 | 6.14 | 126 | |
| 2000 | 1.00 | .050 | (.050) | 1.00 | 5.08 | .30 | 5.02 | 173 | |
| **Participant Shares** | | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .003 | (.003) | 1.00 | .52[a] | .60[a] | .53[a] | 139 | |
| Year Ended January 31, | | | | | | | | | |
| 2004 | 1.00 | .006 | (.006) | 1.00 | .59 | .60 | .59 | 132 | |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.26 | .60 | 1.25 | 118 | |
| 2002 | 1.00 | .033 | (.033) | 1.00 | 3.36 | .60 | 3.24 | 201 | |
| 2001 | 1.00 | .059 | (.059) | 1.00 | 6.04 | .60 | 5.84 | 202 | |
| 2000 | 1.00 | .047 | (.047) | 1.00 | 4.77 | .60 | 4.72 | 216 | |

[a] *Annualized.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | Ratios/Supplemental Data (%) | | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Cash Management Plus, Inc.** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .005 | (.005) | 1.00 | .98a | .20a | .97a | 9,828 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .011 | (.011) | 1.00 | 1.06 | .20 | 1.07 | 14,249 |
| 2003 | 1.00 | .018 | (.018) | 1.00 | 1.78 | .20 | 1.78 | 24,637 |
| 2002 | 1.00 | .038 | (.038) | 1.00 | 3.91 | .20 | 3.54 | 27,179 |
| 2001 | 1.00 | .063 | (.063) | 1.00 | 6.49 | .20 | 6.33 | 10,352 |
| 2000 | 1.00 | .051 | (.051) | 1.00 | 5.22 | .20 | 5.08 | 6,524 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .004 | (.004) | 1.00 | .72a | .45a | .72a | 1,037 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .81 | .45 | .82 | 1,203 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.53 | .45 | 1.53 | 2,166 |
| 2002 | 1.00 | .036 | (.036) | 1.00 | 3.66 | .45 | 3.29 | 1,547 |
| 2001 | 1.00 | .061 | (.061) | 1.00 | 6.23 | .45 | 6.08 | 749 |
| 2000 | 1.00 | .048 | (.048) | 1.00 | 4.95 | .45 | 4.84 | 697 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .004 | (.004) | 1.00 | .88a | .30a | .87a | 952 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .010 | (.010) | 1.00 | .96 | .30 | .97 | 1,579 |
| 2003 | 1.00 | .017 | (.017) | 1.00 | 1.68 | .30 | 1.68 | 2,030 |
| 2002 | 1.00 | .037 | (.037) | 1.00 | 3.81 | .30 | 3.44 | 932 |
| 2001 | 1.00 | .062 | (.062) | 1.00 | 6.39 | .30 | 6.23 | 39 |
| 2000 | 1.00 | .050 | (.050) | 1.00 | 5.12 | .30 | 4.99 | 30 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .003 | (.003) | 1.00 | .58a | .60a | .57a | 621 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .65 | .60 | .67 | 957 |
| 2003 | 1.00 | .014 | (.014) | 1.00 | 1.38 | .60 | 1.38 | 1,028 |
| 2002 | 1.00 | .034 | (.034) | 1.00 | 3.50 | .60 | 3.14 | 491 |
| 2001 | 1.00 | .059 | (.059) | 1.00 | 6.07 | .60 | 5.93 | 430 |
| 2000 | 1.00 | .047 | (.047) | 1.00 | 4.80 | .60 | 4.70 | 186 |

[a]  *Annualized.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Goverment Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .005 | (.005) | 1.00 | .92[a] | .20[a] | .93[a] | 5,089 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .010 | (.010) | 1.00 | 1.03 | .20 | 1.03 | 5,409 |
| 2003 | 1.00 | .017 | (.017) | 1.00 | 1.75 | .20 | 1.74 | 8,084 |
| 2002 | 1.00 | .037 | (.037) | 1.00 | 3.81 | .20 | 3.55 | 7,049 |
| 2001 | 1.00 | .061 | (.061) | 1.00 | 6.28 | .20 | 6.08 | 4,064 |
| 2000 | 1.00 | .049 | (.049) | 1.00 | 5.00 | .20 | 4.88 | 3,573 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .003 | (.003) | 1.00 | .68[a] | .45[a] | .68[a] | 1,220 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .78 | .45 | .78 | 1,307 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.50 | .45 | 1.49 | 1,591 |
| 2002 | 1.00 | .035 | (.035) | 1.00 | 3.55 | .45 | 3.30 | 1,510 |
| 2001 | 1.00 | .059 | (.059) | 1.00 | 6.01 | .45 | 5.83 | 643 |
| 2000 | 1.00 | .046 | (.046) | 1.00 | 4.74 | .45 | 4.62 | 504 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .004 | (.004) | 1.00 | .82[a] | .30[a] | .83[a] | 1,244 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .93 | .30 | .93 | 900 |
| 2003 | 1.00 | .016 | (.016) | 1.00 | 1.65 | .30 | 1.64 | 1,138 |
| 2002 | 1.00 | .036 | (.036) | 1.00 | 3.71 | .30 | 3.45 | 623 |
| 2001 | 1.00 | .060 | (.060) | 1.00 | 6.17 | .30 | 5.98 | 70 |
| 2000 | 1.00 | .048 | (.048) | 1.00 | 4.89 | .30 | 4.78 | 19 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .003 | (.003) | 1.00 | .52[a] | .60[a] | .53[a] | 492 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .006 | (.006) | 1.00 | .62 | .60 | .63 | 607 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.35 | .60 | 1.34 | 645 |
| 2002 | 1.00 | .033 | (.033) | 1.00 | 3.40 | .60 | 3.15 | 523 |
| 2001 | 1.00 | .057 | (.057) | 1.00 | 5.85 | .60 | 5.68 | 49 |
| 2000 | 1.00 | .045 | (.045) | 1.00 | 4.58 | .60 | 4.48 | 43 |

[a] *Annualized.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Government Prime Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .004 | (.004) | 1.00 | .84[a] | .20[a] | .85[a] | 540 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .94 | .20 | .91 | 415 |
| 2003 | 1.00 | .016 | (.016) | 1.00 | 1.61 | .20 | 1.60 | 285 |
| 2002 | 1.00 | .035 | (.035) | 1.00 | 3.56 | .20 | 3.39 | 360 |
| 2001 | 1.00 | .061 | (.061) | 1.00 | 6.27 | .20 | 5.99 | 288 |
| 2000 | 1.00 | .049 | (.049) | 1.00 | 5.04 | .20 | 4.98 | 397 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .003 | (.003) | 1.00 | .60[a] | .45[a] | .60[a] | 229 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .69 | .45 | .66 | 243 |
| 2003 | 1.00 | .014 | (.014) | 1.00 | 1.36 | .45 | 1.35 | 273 |
| 2002 | 1.00 | .033 | (.033) | 1.00 | 3.31 | .45 | 3.14 | 196 |
| 2001 | 1.00 | .058 | (.058) | 1.00 | 6.00 | .45 | 5.74 | 65 |
| 2000 | 1.00 | .047 | (.047) | 1.00 | 4.78 | .45 | 4.73 | 39 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .004 | (.004) | 1.00 | .74[a] | .30[a] | .75[a] | 151 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .84 | .30 | .81 | 130 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.51 | .30 | 1.50 | 216 |
| 2002 | 1.00 | .034 | (.034) | 1.00 | 3.46 | .30 | 3.29 | 86 |
| 2001 | 1.00 | .060 | (.060) | 1.00 | 6.16 | .30 | 5.89 | 6 |
| 2000 | 1.00 | .048 | (.048) | 1.00 | 4.95 | .30 | 4.88 | 1 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .002 | (.002) | 1.00 | .44[a] | .60[a] | .45[a] | 219 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .54 | .60 | .51 | 229 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.21 | .60 | 1.20 | 325 |
| 2002 | 1.00 | .031 | (.031) | 1.00 | 3.15 | .60 | 2.99 | 399 |
| 2001 | 1.00 | .057 | (.057) | 1.00 | 5.84 | .60 | 5.59 | 320 |
| 2000 | 1.00 | .045 | (.045) | 1.00 | 4.63 | .60 | 4.58 | 196 |

[a]  *Annualized.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Treasury Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .004 | (.004) | 1.00 | .84[a] | .20[a] | .85[a] | 2,943 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .93 | .20 | .93 | 3,312 |
| 2003 | 1.00 | .016 | (.016) | 1.00 | 1.59 | .20 | 1.57 | 3,397 |
| 2002 | 1.00 | .036 | (.036) | 1.00 | 3.62 | .20 | 3.42 | 2,787 |
| 2001 | 1.00 | .060 | (.060) | 1.00 | 6.12 | .20 | 5.93 | 2,138 |
| 2000 | 1.00 | .048 | (.048) | 1.00 | 4.88 | .20 | 4.76 | 1,879 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .003 | (.003) | 1.00 | .60[a] | .45[a] | .60[a] | 1,287 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .68 | .45 | .68 | 1,288 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.34 | .45 | 1.32 | 999 |
| 2002 | 1.00 | .033 | (.033) | 1.00 | 3.36 | .45 | 3.17 | 1,035 |
| 2001 | 1.00 | .057 | (.057) | 1.00 | 5.86 | .45 | 5.68 | 671 |
| 2000 | 1.00 | .045 | (.045) | 1.00 | 4.62 | .45 | 4.53 | 472 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .004 | (.004) | 1.00 | .74[a] | .30[a] | .75[a] | 200 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .83 | .30 | .83 | 20 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.49 | .30 | 1.47 | 23 |
| 2002 | 1.00 | .035 | (.035) | 1.00 | 3.52 | .30 | 3.32 | 127 |
| 2001 | 1.00 | .059 | (.059) | 1.00 | 6.02 | .30 | 5.83 | 22 |
| 2000 | 1.00 | .047 | (.047) | 1.00 | 4.78 | .30 | 4.66 | 23 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .002 | (.002) | 1.00 | .44[a] | .60[a] | .45[a] | 136 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .52 | .60 | .53 | 123 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.19 | .60 | 1.17 | 52 |
| 2002 | 1.00 | .032 | (.032) | 1.00 | 3.21 | .60 | 3.02 | 121 |
| 2001 | 1.00 | .056 | (.056) | 1.00 | 5.70 | .60 | 5.53 | 119 |
| 2000 | 1.00 | .044 | (.044) | 1.00 | 4.46 | .60 | 4.36 | 33 |

[a] *Annualized.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | Ratios/Supplemental Data (%) | | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Treasury Prime Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .004 | (.004) | 1.00 | .84[a] | .20[a] | .85[a] | 1,560 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .92 | .20 | .93 | 1,785 |
| 2003 | 1.00 | .016 | (.016) | 1.00 | 1.58 | .20 | 1.56 | 3,291 |
| 2002 | 1.00 | .036 | (.036) | 1.00 | 3.68 | .20 | 3.40 | 3,331 |
| 2001 | 1.00 | .058 | (.058) | 1.00 | 5.94 | .20 | 5.74 | 1,936 |
| 2000 | 1.00 | .046 | (.046) | 1.00 | 4.72 | .20 | 4.61 | 2,227 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .003 | (.003) | 1.00 | .60[a] | .45[a] | .60[a] | 787 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .67 | .45 | .68 | 794 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.32 | .45 | 1.31 | 1,261 |
| 2002 | 1.00 | .034 | (.034) | 1.00 | 3.42 | .45 | 3.15 | 1,300 |
| 2001 | 1.00 | .055 | (.055) | 1.00 | 5.68 | .45 | 5.49 | 502 |
| 2000 | 1.00 | .044 | (.044) | 1.00 | 4.46 | .45 | 4.36 | 412 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .004 | (.004) | 1.00 | .74[a] | .30[a] | .75[a] | 95 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .82 | .30 | .83 | 97 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.48 | .30 | 1.46 | 205 |
| 2002 | 1.00 | .035 | (.035) | 1.00 | 3.57 | .30 | 3.30 | 62 |
| 2001 | 1.00 | .057 | (.057) | 1.00 | 5.84 | .30 | 5.64 | 10 |
| 2000 | 1.00 | .045 | (.045) | 1.00 | 4.62 | .30 | 4.51 | 19 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .002 | (.002) | 1.00 | .44[a] | .60[a] | .45[a] | 138 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .52 | .60 | .53 | 179 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.18 | .60 | 1.16 | 321 |
| 2002 | 1.00 | .032 | (.032) | 1.00 | 3.26 | .60 | 3.00 | 522 |
| 2001 | 1.00 | .054 | (.054) | 1.00 | 5.52 | .60 | 5.34 | 609 |
| 2000 | 1.00 | .042 | (.042) | 1.00 | 4.31 | .60 | 4.23 | 138 |

[a] Annualized.

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Municipal Cash Management Plus** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .004 | (.004) | 1.00 | .88[a] | .20[a] | .88[a] | 534 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .93 | .20 | .92 | 722 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.33 | .20 | 1.31 | 224 |
| 2002 | 1.00 | .026 | (.026) | 1.00 | 2.59 | .20 | 2.52 | 125 |
| 2001 | 1.00 | .039 | (.039) | 1.00 | 4.01 | .20 | 3.94 | 133 |
| 2000 | 1.00 | .031 | (.031) | 1.00 | 3.18 | .20 | 3.12 | 129 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .003 | (.003) | 1.00 | .62[a] | .45[a] | .63[a] | 90 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .68 | .45 | .67 | 88 |
| 2003 | 1.00 | .011 | (.011) | 1.00 | 1.08 | .45 | 1.06 | 92 |
| 2002 | 1.00 | .023 | (.023) | 1.00 | 2.34 | .45 | 2.27 | 63 |
| 2001 | 1.00 | .037 | (.037) | 1.00 | 3.75 | .45 | 3.69 | 45 |
| 2000 | 1.00 | .029 | (.029) | 1.00 | 2.93 | .45 | 2.86 | 49 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .004 | (.004) | 1.00 | .78[a] | .30[a] | .78[a] | 129 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .83 | .30 | .82 | 108 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.23 | .30 | 1.21 | 110 |
| 2002 | 1.00 | .025 | (.025) | 1.00 | 2.48 | .30 | 2.42 | 71 |
| 2001 | 1.00 | .038 | (.038) | 1.00 | 3.91 | .30 | 3.84 | —[b] |
| 2000 | 1.00 | .030 | (.030) | 1.00 | 3.08 | .30 | 3.02 | —[b] |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .002 | (.002) | 1.00 | .48[a] | .60[a] | .48[a] | 20 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .52 | .60 | .52 | 19 |
| 2003 | 1.00 | .009 | (.009) | 1.00 | .93 | .60 | .91 | 16 |
| 2002 | 1.00 | .022 | (.022) | 1.00 | 2.18 | .60 | 2.12 | 16 |
| 2001 | 1.00 | .035 | (.035) | 1.00 | 3.60 | .60 | 3.54 | 14 |
| 2000 | 1.00 | .027 | (.027) | 1.00 | 2.77 | .60 | 2.72 | —[b] |

[a]  *Annualized.*

[b]  *Amount represents less than $1 million.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | Ratios/Supplemental Data (%) | | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus New York Municipal Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .004 | (.004) | 1.00 | .84[a] | .20[a] | .84[a] | 288 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .88 | .20 | .89 | 308 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.26 | .20 | 1.25 | 417 |
| 2002 | 1.00 | .024 | (.024) | 1.00 | 2.41 | .20 | 2.24 | 588 |
| 2001 | 1.00 | .038 | (.038) | 1.00 | 3.87 | .20 | 3.80 | 330 |
| 2000 | 1.00 | .030 | (.030) | 1.00 | 3.03 | .20 | 2.98 | 265 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .003 | (.003) | 1.00 | .60[a] | .45[a] | .59[a] | 55 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .006 | (.006) | 1.00 | .63 | .45 | .64 | 28 |
| 2003 | 1.00 | .010 | (.010) | 1.00 | 1.01 | .45 | 1.00 | 21 |
| 2002 | 1.00 | .021 | (.021) | 1.00 | 2.15 | .45 | 1.99 | 17 |
| 2001 | 1.00 | .036 | (.036) | 1.00 | 3.61 | .45 | 3.55 | 12 |
| 2000 | 1.00 | .027 | (.027) | 1.00 | 2.77 | .45 | 2.73 | 11 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .004 | (.004) | 1.00 | .74[a] | .30[a] | .74[a] | 2 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .79 | .30 | .79 | −[b] |
| 2003 | 1.00 | .011 | (.011) | 1.00 | 1.15 | .30 | 1.15 | 6 |
| 2002 | 1.00 | .023 | (.023) | 1.00 | 2.30 | .30 | 2.14 | 3 |
| 2001 | 1.00 | .037 | (.037) | 1.00 | 3.77 | .30 | 3.70 | −[b] |
| 2000 | 1.00 | .029 | (.029) | 1.00 | 2.93 | .30 | 2.88 | −[b] |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .002 | (.002) | 1.00 | .44[a] | .60[a] | .44[a] | 5 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .48 | .60 | .49 | 2 |
| 2003 | 1.00 | .009 | (.009) | 1.00 | .86 | .60 | .85 | 2 |
| 2002 | 1.00 | .020 | (.020) | 1.00 | 2.04 | .60 | 1.84 | −[b] |
| 2001 | 1.00 | .034 | (.034) | 1.00 | 3.46 | .60 | 3.40 | 1 |
| 2000 | 1.00 | .026 | (.026) | 1.00 | 2.62 | .60 | 2.58 | −[b] |

[a]  *Annualized.*

[b]  *Amount represents less than $1 million.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Tax Exempt Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .004 | (.004) | 1.00 | .86[a] | .20[a] | .87[a] | 1,852 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .90 | .20 | .89 | 1,934 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.29 | .20 | 1.28 | 2,073 |
| 2002 | 1.00 | .025 | (.025) | 1.00 | 2.50 | .20 | 2.40 | 1,880 |
| 2001 | 1.00 | .039 | (.039) | 1.00 | 3.95 | .20 | 3.85 | 1,538 |
| 2000 | 1.00 | .031 | (.031) | 1.00 | 3.11 | .20 | 3.05 | 1,059 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .003 | (.003) | 1.00 | .62[a] | .45[a] | .62[a] | 236 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .006 | (.006) | 1.00 | .65 | .45 | .64 | 122 |
| 2003 | 1.00 | .010 | (.010) | 1.00 | 1.04 | .45 | 1.03 | 119 |
| 2002 | 1.00 | .022 | (.022) | 1.00 | 2.25 | .45 | 2.15 | 195 |
| 2001 | 1.00 | .036 | (.036) | 1.00 | 3.69 | .45 | 3.60 | 154 |
| 2000 | 1.00 | .028 | (.028) | 1.00 | 2.86 | .45 | 2.80 | 223 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .004 | (.004) | 1.00 | .76[a] | .30[a] | .77[a] | 282 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .80 | .30 | .79 | 312 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.19 | .30 | 1.18 | 185 |
| 2002 | 1.00 | .024 | (.024) | 1.00 | 2.40 | .30 | 2.30 | 7 |
| 2001 | 1.00 | .038 | (.038) | 1.00 | 3.85 | .30 | 3.75 | −[b] |
| 2000 | 1.00 | .030 | (.030) | 1.00 | 3.00 | .30 | 2.95 | 2 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2004 (Unaudited) | 1.00 | .002 | (.002) | 1.00 | .46[a] | .60[a] | .47[a] | 23 |
| Year Ended January 31, | | | | | | | | |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .50 | .60 | .49 | 46 |
| 2003 | 1.00 | .009 | (.009) | 1.00 | .89 | .60 | .88 | 139 |
| 2002 | 1.00 | .021 | (.021) | 1.00 | 2.10 | .60 | 2.00 | 151 |
| 2001 | 1.00 | .035 | (.035) | 1.00 | 3.54 | .60 | 3.45 | 168 |
| 2000 | 1.00 | .027 | (.027) | 1.00 | 2.70 | .60 | 2.65 | 131 |

[a] *Annualized.*

[b] *Amount represents less than $1 million.*

*See notes to financial statements.*

## NOTE 1–Significant Accounting Policies:

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management, Dreyfus Government Prime Cash Management, Dreyfus Treasury Cash Management, Dreyfus Treasury Prime Cash Management, Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management, (each, a "fund" and collectively, the "funds") are open-end management investment companies registered under the Investment Company Act of 1940, as amended (the "Act"). Each fund, other than Dreyfus New York Municipal Cash Management, is a diversified series. Dreyfus New York Municipal Cash Management is a non-diversified series. Dreyfus Government Cash Management and Dreyfus Government Prime Cash Management are each a separate series of Dreyfus Government Cash Management Funds (the "Company") which currently offers two series. Each fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity and, in the case of Dreyfus Municipal Cash Management Plus and Dreyfus Tax Exempt Cash Management only, which is exempt from federal income tax, and, in the case of Dreyfus New York Municipal Cash Management only, which is exempt from federal, New York state and New York city personal income taxes. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the funds' shares, which are sold to the public without a sales charge. Each fund offers the following classes of shares: Institutional Shares, Investor Shares, Administrative Shares and Participant Shares. Investor Shares, Administrative Shares and Participant Shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income,

expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is each fund's policy to maintain a continuous net asset value per share of $1.00; each fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that any fund will be able to maintain a stable net asset value per share of $1.00.

Each fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The funds enter into contracts that contain a variety of indemnifications. The funds' maximum exposure under these arrangements is unknown. The funds do not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the funds' Board members to represent the fair value of each fund's investments.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis.

Dreyfus New York Municipal Cash Management follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management and Dreyfus Treasury Cash Management may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the funds' custodians and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

**(c) Expenses:** With regards to the Company, expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated between them.

**(d) Dividends to shareholders:** It is the policy of each fund to declare dividends from investment income–net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but each fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of each fund not to distribute such gain.

**(e) Federal income taxes:** It is the policy of each fund (except for Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management) to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

It is the policy of Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code and to make distributions of income sufficient to relieve it from substantially all federal income and excise taxes.

**Table 1** summarizes each fund's unused capital loss carryover available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to January 31, 2004.

The tax character of each fund's distributions paid to shareholders (except for Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management) during the fiscal year ended January 31, 2004, were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

**Table 1.**

| | 2005† | 2006† | 2007† | 2008† | 2009† | 2010† | 2011† | 2012† | Total |
|---|---|---|---|---|---|---|---|---|---|
| | **Expiring in fiscal:** | | | | **($ x 1,000)** | | | | |
| Dreyfus Cash Management | – | – | – | – | – | – | – | – | – |
| Dreyfus Cash Management Plus, Inc. | – | – | – | – | – | – | – | – | – |
| Dreyfus Government Cash Management | – | – | – | – | – | – | – | 173 | 173 |
| Dreyfus Government Prime Cash Management | – | – | – | 10 | 39 | – | 4 | – | 53 |
| Dreyfus Treasury Cash Management | – | – | – | – | – | – | – | – | – |
| Dreyfus Treasury Prime Cash Management | – | – | – | – | 61 | – | – | 70 | 131 |
| Dreyfus Municipal Cash Management Plus | – | – | – | – | – | – | – | – | – |
| Dreyfus New York Municipal Cash Management | 3 | – | – | – | – | – | – | – | 3 |
| Dreyfus Tax Exempt Cash Management | – | – | – | 100 | – | – | – | – | 100 |

† *If not applied, the carryovers expire in the above years.*

The tax character of Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management distributions paid to shareholders during the fiscal year ended January 31, 2004, were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At July 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statements of Investments).

## NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to separate management agreements with the Manager, the management fee of each fund is computed at the annual rate of .20 of 1% of the value of such fund's average daily net assets and is payable monthly.

As to each fund, unless the Manager gives a fund's investors 90 days notice to the contrary, the Manager, and not the fund, will be liable for fund expenses (exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses) other than the following expenses, which will be borne by the fund: the management fee, and with respect to the fund's Investor Shares, Administrative Shares and Participant Shares, Rule 12b-1 Service Plan expenses.

(b) Under each fund's Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, relating to its Investor Shares, Administrative Shares and Participant Shares, each fund pays the Distributor for distributing such classes of shares and for advertising and marketing relating to such classes of shares and for providing certain services relating to shareholder accounts in such classes of shares, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing"), at an aggregate annual rate of .25, .10 and .40 of 1% of the value of the average daily net assets of Investor Shares, Administrative Shares and Participant Shares, respectively. The Distributor may pay one or more Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of a fund's, Investor Shares, Administrative Shares and Participant Shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under each Plan are payable without regard to actual expenses incurred. **Table 2** summarizes the amount each fund was charged pursuant to the Plan during the period ended July 31, 2004.

**Table 2.**

|  | Investor Shares ($) | Administrative Shares ($) | Participant Shares ($) |
| --- | --- | --- | --- |
| Dreyfus Cash Management | 1,427,469 | 130,973 | 371,701 |
| Dreyfus Cash Management Plus, Inc. | 1,422,985 | 785,237 | 1,427,019 |
| Dreyfus Government Cash Management | 1,600,791 | 495,372 | 1,128,751 |
| Dreyfus Government Prime Cash Management | 296,981 | 76,966 | 427,336 |
| Dreyfus Treasury Cash Management | 1,636,873 | 24,495 | 262,833 |
| Dreyfus Treasury Prime Cash Management | 1,089,038 | 44,637 | 340,365 |
| Dreyfus Municipal Cash Management Plus | 112,102 | 57,019 | 36,862 |
| Dreyfus New York Municipal Cash Management | 48,784 | 793 | 7,169 |
| Dreyfus Tax Exempt Cash Management | 228,372 | 131,829 | 81,461 |

**Table 3** summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities for each fund.

**(c)** Each fund (except for Dreyfus New York Municipal Cash Management) pays its Board members an annual fee of $3,000 and an attendance fee of $500 per meeting. Dreyfus New York Municipal Cash Management pays its Board members an annual fee of $1,000 and an attendance fee of $500 per meeting. These amounts are borne by the Manager as to each fund pursuant to the undertakings in effect. See Note 2(a).

## NOTE 3—Capital Share Transactions:

Each fund (except for Dreyfus Cash Management Plus, Inc.) is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest. Dreyfus Cash Management Plus, Inc. is authorized to issue 90 billion shares of $.001 par value Common Stock.

## NOTE 4—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

**Table 3.**

| | Management Fees ($) | Rule 12b-1 Service Plan Fees ($) |
|---|---|---|
| Dreyfus Cash Management | 2,038,819 | 326,251 |
| Dreyfus Cash Management Plus, Inc. | 2,369,717 | 577,475 |
| Dreyfus Government Cash Management | 1,394,785 | 552,926 |
| Dreyfus Government Prime Cash Management | 193,345 | 133,484 |
| Dreyfus Treasury Cash Management | 797,314 | 327,688 |
| Dreyfus Treasury Prime Cash Management | 438,005 | 230,795 |
| Dreyfus Municipal Cash Management Plus | 121,753 | 37,380 |
| Dreyfus New York Municipal Cash Management | 54,370 | 14,301 |
| Dreyfus Tax Exempt Cash Management | 432,303 | 80,543 |

NOTES

# For More Information

**Dreyfus Cash Management Funds**

200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

**Telephone**  Call your Dreyfus Institutional Services Division representative or 1-800-346-3621

**E-mail**  Access Dreyfus Institutional Services Division at www.LIONSALES.com.
You can obtain product information and E-mail requests for information or literature.

**Mail**  Dreyfus Institutional Services Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending October 31, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q; the fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov; and the fund's Forms N-Q may be reviewed and copied at the SEC's Public Reference Room in Washington, DC, and information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



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